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Follow-Up Materials

[redacted]

08004947

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
SEP 17 2008
THOMSON REUTERS

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ____________

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ____________

(03/94)

83-00002

RECEIVED

25 A 9:21

SEC Mail
Mail Processing
Section

MAR 17 2008

Washington, DC
109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$300,000,000
7.125 per cent. Notes due 19 March 2013

SUPPL

Filed pursuant to Rule 3 of Regulation AD
Dated: March 17, 2008

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$300,000,000 principal amount of 7.125 per cent. Notes due 19 March 2013 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum") and in the Pricing Supplement relating to the Notes dated 17 March 2008 (the "Pricing Supplement"), which are filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 17 March 2008, the ADB entered into a Subscription Agreement, filed herewith, with Royal Bank of Canada (the "Dealer"), pursuant to which the ADB has agreed to issue and sell, and the Dealer has agreed to subscribe for, a principal

amount of the Notes aggregating A$300,000,000 for an issue price of 99.381% less management and underwriting fees and selling concessions of 0.124%. The Notes will be offered for sale subject to issuance and acceptance by the Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 19 March 2008.

The Dealer proposes to offer all the Notes to the public at the public offering price of 99.381%.

Item 3. Distribution Spread

See the Pricing Supplement, page 1 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.381%	0.124%	99.257%
Total	A$298,143,000	A$372,000	A$297,771,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 14,000*
Listing Fees (Australian Stock Exchange)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006).

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Subscription Agreement dated 17 March 2008.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated 17 March 2008.

ADB

Asian Development Bank

A$5,000,000,000
Australian Dollar Domestic
Medium Term Note Programme

Information Memorandum

The Asian Development Bank is not a bank which is authorised under the Banking Act 1959 of Australia

The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia

As Notes are offered by the Asian Development Bank only as an offer that would not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of Australia (the "Corporations Act") and in compliance with the terms of Asian Development Bank's exemption from compliance with section 66 of the Banking Act 1959 of Australia, the Notes are issued in the denomination of A$500,000 or (if a larger principal amount) an integral multiple of such other amount specified in the relevant Pricing Supplement provided that the consideration payable by each person who subscribes for Notes must be at least A$500,000 (disregarding moneys lent by the offeror or its associates) unless the Notes are otherwise issued in a manner which would not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of Australia

Arrangers

Royal Bank of Canada
Westpac Banking Corporation

The date of this information memorandum is 20 November 2006

Important Notice

This Information Memorandum relates solely to a Medium Term Note Programme ("**Programme**") established for Asian Development Bank ("**Issuer**"), under which Medium Term Notes ("**Notes**") may be issued up to a maximum aggregate amount of A$5,000,000,000 (as that amount may be increased from time to time by the Issuer).

Date and currency of this Information Memorandum

This Information Memorandum has been prepared by the Issuer as at the Preparation Date (as defined below). The delivery of the Information Memorandum at any time after the Preparation Date does not imply the information contained in it is accurate, timely and complete at any time subsequent to the Preparation Date. Accordingly, neither the delivery of this Information Memorandum, nor any offer or issue of Notes, implies or should be relied upon as a representation or warranty that there has been no change since the Preparation Date in the affairs or financial condition of the Issuer or that the information contained in it is correct at any time after the Preparation Date.

Limited responsibility for information

This Information Memorandum has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for it.

The only role of the Arrangers (as defined in the "Programme Summary") in the preparation of this Information Memorandum has been to confirm to the Issuer that the information as to their identity under the heading "Programme Summary" and their respective descriptions under the heading "Directory" are accurate as at the Preparation Date. The only role of the Registrar (as defined in the "Programme Summary") in the preparation of this Information Memorandum has been to confirm to the Issuer that the information under its description under the heading "Directory" is accurate as at the Preparation Date. Apart from the foregoing, the Arrangers and the Registrar make no representation or warranty, express or implied, as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omissions in, any information, statement, opinion or forecast contained in this Information Memorandum or in any accompanying, previous or subsequent material or presentation.

Listing

Application will be made for Notes to be issued pursuant to the Programme to be listed on the Australian Stock Exchange. As at the Preparation Date, Notes which are listed on the Australian Stock Exchange will not be transferred through or registered on the Clearing House Electronic Subregister System ("**CHESS**") although this may take place in the future.

No other material authorised

The Issuer has not authorised any person to give any information or make any representations in connection with the offering of the Notes other than those contained in this Information Memorandum. Any information or representation not contained in this Information Memorandum or as otherwise authorised in writing by the Issuer, must not be relied upon as having been authorised by or on behalf of the Issuer, the Arrangers, the Registrar, any Lead Manager or any Dealers.

No waiver of privileges and immunities

The issuance and distribution of this Information Memorandum and any offering and sale of the Notes is not a waiver by the Issuer or by any of its members, governors, alternate governors, executive directors, alternate executive directors, officers or employees of any other rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank ("**Charter**") or by any statute, law or regulation of any member of the Issuer or any political subdivision of any member, all of which are expressly reserved.

Not a bank

The Issuer is not a bank which is authorised under the Banking Act 1959 of the Commonwealth of Australia.

Intending purchasers to make independent investment decision and obtain tax advice

The information contained in this Information Memorandum is not a recommendation or a statement of opinion (or a report of either of those things) by the Issuer, the Arrangers, the Registrar, any Lead Manager or any Dealers that any person acquire Notes or any rights in respect of any Notes. Intending purchasers should:

- determine for themselves the relevance of the information contained in this Information Memorandum and must base their investment decision solely upon such independent assessment and investigation as they consider necessary; and

- consult their own tax advisers concerning the application of any tax laws applicable to their particular situation.

The Arrangers, each Lead Manager, the Registrar and each Dealer do not undertake to review the financial condition or affairs of the Issuer at any time or to advise any holder of a Note of any information coming to their attention with respect to the Issuer.

Distribution to professional investors only

This Information Memorandum has been prepared on a confidential basis for institutions whose ordinary business includes the buying or selling of securities. This Information Memorandum is not intended for and should not be distributed to any other person. Its contents may not be reproduced or used in whole or in parts for any purpose other than in connection with the Programme, nor furnished to any other person without the express written permission of the Issuer.

Distribution and selling restrictions

The distribution and use of this Information Memorandum, and the offer or sale of the Notes, may be restricted by law in certain jurisdictions and intending purchasers should inform themselves about them and observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of the Notes and on distribution of this Information Memorandum, any Pricing Supplement or other offering material relating to the Notes see the "Selling Restrictions" section of this Information Memorandum. The Issuer, the Arrangers, each Lead Manager, each Dealer and the Registrar do not represent that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering.

In particular, no action has been taken by any of those parties which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with all applicable laws and regulations and the Dealers have represented that they will comply with the laws of all applicable jurisdictions. Persons into whose possession this Information Memorandum or any Notes come must inform themselves about, and observe, any such restrictions. In particular, a person may not (directly or indirectly) offer for subscription or purchase or issue an invitation to subscribe for or buy Notes, nor distribute this Information Memorandum except if the offer or invitation complies with all applicable laws and regulations.

Stabilisation

In connection with any issue of Notes, the Dealer (if any) designated as stabilising manager in the relevant Pricing Supplement may over-allot or effect transactions outside Australia which stabilise or maintain the market price of the Notes of the relevant Series at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time. Such stabilising shall be in compliance with all relevant laws and regulations. Such stabilising activities are not permitted on a market operated in Australia.

Distribution arrangements

The Issuer has agreed to pay the Registrar fees for undertaking its role and reimburse it for certain of its expenses incurred in connection with the Programme. The Issuer may also agree to pay each Dealer a commission in respect of the Notes subscribed by it and has agreed to indemnify each Dealer against certain liabilities described in the Programme Agreement (as defined in the Programme Summary).

References to ratings

There are references in this Information Memorandum to credit ratings. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency.

Disclosure of interest

The Arrangers, each Lead Manager and each Dealer disclose that they, their subsidiaries, directors and employees:

- may have pecuniary or other interests in the securities mentioned in this Information Memorandum, and may also have interests pursuant to other arrangements; and

- will receive fees, brokerage and commissions, and may act as principal in any dealings in the Notes.

Documents incorporated by reference

Certain documents are incorporated in and deemed to form part of this Information Memorandum (see "Documents Incorporated by Reference").

Any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of this Information Memorandum, shall be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

Copies of documents incorporated by reference are available free of charge from the Issuer at its specified office as set out under the heading "Directory".

Preparation Date

In this Important Notice section, **"Preparation Date"** means:

- in relation to this Information Memorandum, the date indicated on its face or, if the Information Memorandum has been amended or supplemented, the date indicated on the face of that amendment or supplement;

- in relation to financial statements incorporated in this Information Memorandum, the date up to or as at the date on which the financial statements relate; and

- in relation to any other item of information which is to be read in conjunction with this Information Memorandum, the date indicated on its face as being its date of release.

Contents

Programme Summary

The following is a brief summary only and should be read in conjunction with the rest of this Information Memorandum and in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes. Unless otherwise defined in this Programme Summary or the Important Notice, each capitalised term referred to in this Programme Summary has the meaning given to it in the Terms and Conditions of the Notes.

Issuer	Asian Development Bank.
Programme:	A non-underwritten revolving domestic medium term note program.
Arrangers:	Royal Bank of Canada (ABN 86 076 940 880) Westpac Banking Corporation (ABN 33 007 457 141)
Dealers:	Dealers will be appointed from time to time in accordance with the Programme Agreement dated 13 February 2006 for the Programme as supplemented by a Supplemental Programme Agreement dated 20 November 2006 (**"Programme Agreement"**).
Lead Manager:	The Issuer may appoint, in relation to any Tranche or Series of Notes, one or more Dealers as the Lead Manager of that Tranche or Series and the details of the appointment will be specified in the relevant Pricing Supplement and Subscription Agreement.
Registrar:	Reserve Bank of Australia or such other registrar as may be appointed.
Programme Limit:	A$5,000,000,000. The Programme Limit may be increased by the Issuer from time to time.
Status:	The Notes of each series constitute direct and unsecured obligations of the Issuer ranking pari passu without any preference among themselves and with all other unsecured and unsubordinated obligations of the Issuer.
Governing law:	The Notes and all related documentation will be governed by the laws of New South Wales.
Use of Proceeds:	The net proceeds of any issue of Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
Term:	The term of the Programme continues for a period of 30 years from the date of this Information Memorandum or, if earlier, until terminated by the Issuer. For the avoidance of doubt, the Issuer may issue Notes with any tenor, as specified in the relevant Pricing Supplement, (but not less than 365 days) on any date prior to the termination of the Programme.
Taxation:	Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

As at the date of this Information Memorandum, payments of principal, interest and other amounts by the Issuer to the Registrar on any Note to be issued under the Programme are not subject to, and may be made without withholding or deduction for, or on account of, any tax or duty of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any authority thereof having power to tax.

Payments in respect of the Notes will be made without gross-up for any present or future taxes, duties, assessments or governmental charges whatsoever.

Investors should obtain their own taxation advice regarding the taxation status of investing in Notes.

See also the "Australian Taxation" section of this Information Memorandum.

Rating: As at the date of this Information Memorandum this Programme has been rated AAA by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.

A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency.

Form: Notes will be issued in inscribed form. They will be constituted by a Deed Poll made by the Issuer and dated 13 February 2006 and will take the form of entries on a register ("**Register**") maintained by the Registrar. No certificate or other evidence of title will be issued. The Notes of any Series may be described as "Notes", "Bonds", "Instruments" or by any other marketing name specified in the relevant Pricing Supplement. There is no trustee for the holders of Notes.

Issuance in Series: Notes will be issued in Series. Each Series may comprise one or more Tranches issued on different issue dates. The Notes of each Series will all be subject to identical terms, except that:

- the issue date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and
- a Series may comprise Notes in more than one denomination.

Title: Entry of the name of a person in the Register in respect of a Note constitutes the obtaining or passing of title to the Note and is conclusive evidence that the person so entered is the owner of the Note.

Denominations:	Notes will be issued in minimum denominations of A$500,000 or (if a larger principal amount) an integral multiple of such other amount specified in the relevant Pricing Supplement provided that the consideration payable to the Issuer is not less than A$500,000.
Tenor:	As specified in the relevant Pricing Supplement, but not less than 365 days.
Issue Price:	Notes may be issued at any price on a fully or partly paid basis, as specified in the relevant Pricing Supplement.
Settlement Price:	As specified in the relevant Pricing Supplement or as otherwise agreed between the parties.
Interest:	Notes may be interest bearing or non-interest bearing. Interest (if any) may accrue at a fixed or variable rate and may vary during the life of a Series.
Interest Payment Dates:	Interest (if any) is payable on the date(s) specified in the relevant Pricing Supplement.
Transfer Procedure:	The minimum aggregate price payable on each transfer of Notes (or any interest in them) which is subject to the Corporations Act must be at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the transfer must be otherwise effected in a manner which constitutes an offer that does not require disclosure to investors under Part 6D.2 of the Corporations Act and complies with the Banking (Exemption) Order No. 82 promulgated by the Banking Act 1959 of the Commonwealth of Australia, as if it applied to the Issuer mutatis mutandis. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia. Transfers must be made in a manner which will comply with all applicable laws. Application for the transfer of Notes not in the Austraclear System must be made by lodgement of a duly completed and (if applicable) stamped transfer and acceptance form with the Registrar. Transfer and acceptance forms are obtainable from the Registrar. A transfer takes effect upon the transferee's name being entered in the Register. Interests in Notes which have been entered in the Austraclear system will be transferred only in accordance with the rules and regulations of the Austraclear system.
Marking:	A holder of Notes may request the Registrar to mark a transfer and acceptance form which has been completed by the holder as transferor. Such marking will only be recognised by the Registrar for 42 days from and including the date of marking.
Payments:	Payments of principal and interest under a Note will be made to the person whose name appears in the Register as a holder of the Note

either to an account in Australia or an address in Australia and will be made by cheque or by transfer to an account specified by the holder of the Note in accordance with the latest payment instructions of that person received by the Registrar. For joint holders, payments will be made to the holders in their joint names unless otherwise requested.

Austraclear: Notes may be held within and traded under the Austraclear system.

Listing: Application will be made for Notes to be issued pursuant to the Programme to be listed on the Australian Stock Exchange. Notes which are listed on the Australian Stock Exchange will not be transferred through or registered on the Clearing House Electronic Subregister System ("**CHESS**") and will not be "Approved Financial Products" as defined for the purposes of CHESS. In the event that an interface between the Register maintained by the Registrar and CHESS is established the Transaction Documents may be amended to facilitate settlement on CHESS and so that the Notes will become "Approved Financial Products". Notes may be transferred in the Austraclear system (see "Austraclear" above) and the Reserve Bank of Australia will maintain the register of holders (see "Registrar" and "Form" above).

Governing Law: The law in force in New South Wales

Euroclear and Clearstream: If accepted for admission to the respective system, an interest in a Note may be held through the Euroclear system ("**Euroclear**") (which is operated by Euroclear Bank S.A./N.V.) or through Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**"). In these circumstances, entitlements in respect of holdings of interests in Notes in Euroclear would be held in the Austraclear system by a nominee of Euroclear (currently Westpac Custodian Nominees Limited) while entitlements in respect of holdings of interests in Notes in Clearstream, Luxembourg would be held in the Austraclear system by a nominee of Clearstream, Luxembourg (currently ANZ Nominees Limited).

The rights of a holder of interests in a Note held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the Austraclear system.

In addition any transfer of interests in a Note, which is held through Euroclear or Clearstream, Luxembourg will, to the extent such transfer will be recorded on the Austraclear system, be subject to the Corporations Act and the requirements for minimum consideration summarised in the "Transfer Procedures" above.

The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their nominees, their participants and the investors.

Selling Restrictions: The Notes are subject to restrictions on their offering, sale and delivery (see "Selling Restrictions" below).

Documents Incorporated by Reference

The following documents are incorporated by reference in and form part of this Information Memorandum:

(a) all amendments and supplements to this Information Memorandum prepared by the Issuer from time to time;

(b) the information statement of the Issuer dated 5 April 2006 which describes the Issuer including its capital, operations, administration, the Charter, the Issuer's legal status, its principal financial policies and contains the Issuer's audited financial statements as of 31 December 2005;

(c) any subsequent information statement issued by the Issuer from time to time;

(d) the most recent annual report of the Issuer and any subsequent annual report issued by the Issuer; and

(e) all documents issued by the Issuer and stated to be incorporated in this Information Memorandum by reference, including, in the case of any series of Notes, the relevant Pricing Supplement.

Any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of, this Information Memorandum, shall be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

Copies of documents incorporated by reference are available free of charge from the Issuer, the Arrangers and the Registrar at their respective offices specified in the "Directory".

Issuer Profile

ASIAN DEVELOPMENT BANK

The Asian Development Bank ("**ADB**"), a multilateral development bank, was established in 1966 under the Charter which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region ("**Region**") and to contribute to the economic development of the developing member countries in the Region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty rests on three pillars: pro-poor, sustainable economic growth, inclusive social development and good governance for effective policies and institutions.

As of 31 December 2005, ADB had 64 members consisting of 46 regional members, including Japan, Australia and New Zealand and 18 nonregional members, comprising the United States, Canada and 16 European countries. The regional members provided 63.4% of ADB's capital and the nonregional members provided 36.6% of its capital during the previous fiscal year. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the Region, it should incorporate the active participation and financial resources of developed nations outside the Region. The percentage of voting power in ADB's affairs held by the respective members is related, but not directly proportional, to their capital subscriptions. As of 31 December 2005, the aggregate voting power of the developed member countries, which include all the nonregional members plus Japan, Australia and New Zealand, represented approximately 54.4% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of 31 December 2005 are set forth in ADB's financial statements.

ADB's primary activity is making loans to finance projects or programmes located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources and special operations are financed from special funds resources, most of which are contributed by members. Under the Charter, ADB's ordinary capital resources and special funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilises financial resources through its cofinancing operations tapping official, commercial and export credit sources to maximise the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan.

The principal office of ADB is located in Manila, Philippines. ADB has 27 other offices including 19 resident missions located in Afghanistan, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan,

Thailand, Uzbekistan and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; a field office in Almaty, Kazakhstan: two regional missions, located in Sydney, Australia, and Suva, Fiji Islands; and three representative offices located in Tokyo, Japan, Frankfurt, Germany and Washington D.C., U.S.A. As of 31 December 2005, ADB had a staff of 2,456 from 53 member countries. For more details on ADB, see www.adb.org (materials on the website are not incorporated by reference herein).

Recent Developments

The Board of Directors has approved the extension through 30 June 2007 of the waivers of the front-end fee of 1 per cent. for all new ordinary operations public sector loans and 20 basis points off the lending spread on ordinary operations public sector loans.

Effective 27 April 2006, Brunei Darussalam became the 65th Member of ADB.

On 6 May 2006, ADB's Board of Governors approved the following with respect to its 2005 ordinary capital resources net income:

(a) U.S.$308.7 million, representing the FAS133 adjustment at 31 December 2005, be added to the net income from the cumulative revaluation adjustments account;

(b) U.S.$36.9 million, representing the adjustment to the loan loss reserve at 31 December 2005, be added to the net income from the loan loss reserve;

(c) U.S.$70.8 million be allocated to ordinary reserve;

(d) U.S.$320.0 million be allocated to surplus;

(e) U.S.$20.0 million be allocated to the Technical Assistance Special Fund; and

(f) U.S.$40.0 million be allocated to the Asian Development Fund.

Effective 24 July 2006, Ireland became the 66th Member of ADB.

On 6 November 2006, Ursula Schäfer-Preuss succeeded Geert van der Linden as Vice President for Knowledge Management and Sustainable Development (VPKM).

Terms and Conditions of the Notes

The following are the Terms and Conditions of the Notes which, as amended, supplemented, modified or replaced in relation to any Notes by the relevant Pricing Supplement, will be applicable to each Series of Notes.

The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

The Notes will be unsecured debt obligations of the Issuer owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection by Noteholders during normal business hours at the offices of the Arrangers specified in this Information Memorandum as amended or supplemented from time to time.

Each Tranche will be the subject of a Pricing Supplement, copies of which are available for inspection by the holder of any Note of such Tranche at the offices of the Lead Manager.

Each Noteholder and any person claiming through or under a Noteholder is deemed to have notice of and is bound by these Terms and Conditions, the Deed Poll, the Information Memorandum and the Registry Services Agreement.

1 Interpretation

Definitions

1.1 The following words have these meanings in these terms and conditions unless the contrary intention appears:

Amortised Face Amount means in relation to a non-interest bearing Note, an amount equal to the sum of:

(a) the Issue Price specified in the Pricing Supplement; and

(b) the product of the Amortisation Yield specified in the Pricing Supplement (compounded as set out in the Pricing Supplement) being applied to the Issue Price from (and including) the Issue Date specified in the Pricing Supplement to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of the Day Count Fraction specified in the Pricing Supplement for the purposes of this definition.

Applicable Business Day Convention means the Business Day Convention specified in the Pricing Supplement as applicable to any date in respect of the Note or, if none is specified, the Applicable Business Day Convention for such purpose is the Following Business Day Convention. Different Business Day Conventions may apply, or be specified in relation to, the Interest Payment Dates, Interest Period End Dates and any other date or dates in respect of any Notes.

Austraclear means Austraclear Limited (ACN 002 060 773).

Austraclear Regulations means the regulations known as the "Regulations and Operating Manual" established by Austraclear (as amended or replaced from time to time) to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the Pricing Supplement in relation to any date applicable to any Note, have the following meanings:

(a) **Following Business Day Convention** means that the date is postponed to the first following day that is a Business Day;

(b) **Modified Following Business Day Convention** or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day; and

(c) **Preceding Business Day Convention** means that the date is brought forward to the first preceding day that is a Business Day.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in such place(s) as may be specified in the relevant Pricing Supplement.

Calculation Agent means, in respect of a Series, the entity specified as such (if any) in the relevant Pricing Supplement.

Charter means the Agreement Establishing the Asian Development Bank.

Condition means the correspondingly numbered condition in these Terms and Conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Day Count Fraction means, in respect of the calculation of an amount for any period of time (**"Calculation Period"**), the day count fraction specified in the Pricing Supplement and:

(a) if **Actual/365** or **Actual/Actual** is specified, means the actual number of days in the Calculation Period divided by 365 or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in the portion of the Calculation Period falling in a leap year divided by 366; and

(ii) the actual number of days in the portion of the Calculation Period falling in a non-leap year divided by 365;

(b) if **Actual/365 (Fixed)** is specified, means the actual number of days in the Calculation Period divided by 365;

(c) if **Actual/360** is specified, means the actual number of days in the Calculation Period divided by 360;

(d) if **30/360** or **Bond Basis** is specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless:

(i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month; or

(ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(e) if **30E/360** or **Eurobond Basis** is specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(f) if **RBA Bond Basis** is specified, means one divided by the number of Interest Payment Dates in a year.

Deed Poll means the deed poll (to which these Terms and Conditions form schedule 1) executed by the Issuer.

Early Termination Amount means in relation to a Note, the Outstanding Principal Amount or, if the Note is non-interest bearing, the Amortised Face Amount or such other redemption amount as may be specified in, or determined in accordance with the provisions of, the Pricing Supplement.

Event of Default has the meaning given to it in Condition 8.

Extraordinary Resolution has the meaning given to it in the Meeting Provisions.

Information Memorandum means, in relation to a Note, the information memorandum, disclosure document (as defined in the Corporations Act) or other offering document referred to in the Pricing Supplement (and any supplements to it) prepared on behalf of, and approved by, the Issuer in connection with the issue of Notes and includes all documents incorporated by reference in it.

Interest Accrual Period means, in respect of an Interest Period, each successive period beginning on and including an Interest Period End Date and ending on but excluding the next succeeding Interest Period End Date during that Interest Period provided that the first Interest Accrual Period commences on and includes the Interest Commencement Date and the final Interest Accrual Period ends on but excludes the date of final maturity.

Interest Commencement Date means the date of issue of the Notes as specified in the Pricing Supplement or such other date as may be specified as such in the Pricing Supplement.

Interest Payment Date means the date or dates specified as such in, or determined in accordance with the provisions of, the Pricing Supplement and adjusted, if necessary, in accordance with the Applicable Business Day Convention.

Interest Period End Date means the dates specified as such in, or determined in accordance with the provisions of, the Pricing Supplement as adjusted, if necessary, in accordance with the Applicable Business Day Convention or, if no date or dates are specified in the Pricing Supplement, means the dates which correspond with the Interest Payment Dates in respect of the Notes.

Interest Period means each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date provided that the first Interest Period commences on and includes the Interest Commencement Date and the final Interest Period ends on but excludes the date of final maturity.

Interest Rate means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Notes specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Issue Date means the issue date specified in or determined in accordance with the provisions of the Pricing Supplement.

Issue Price means the Issue Price specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Issuer means Asian Development Bank of 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines.

Lead Manager means the Lead Manager specified in the Pricing Supplement.

Maturity Date means the maturity date specified in or determined in accordance with the provisions of, the Pricing Supplement.

Maturity Redemption Amount means in relation to a Note, the Outstanding Principal Amount or such other redemption amount as may be specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Maximum Interest Rate means the Maximum Interest Rate specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in schedule 2 of the Deed Poll.

Minimum Interest Rate means the Minimum Interest Rate specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Note means medium term note being a debt obligation of the Issuer owing under the Deed Poll to a Noteholder, the details of which are recorded in, and evidenced by, inscription in the Register.

Noteholder means a person whose name is for the time being entered in the Register as the holder of a Note or, where a Note is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that Note.

Ordinary Resolution has the meaning given to it in the Meeting Provisions.

Outstanding Principal Amount means, in relation to a Note, the principal amount outstanding on that Note from time to time.

Pricing Supplement means the Pricing Supplement prepared in relation to the Notes of the relevant Tranche or Series, and confirmed in writing by the Issuer.

Record Date means, in the case of payments of interest or principal, the seventh clear calendar day before the relevant date for payment.

Register means, in respect of a Series, a register, including any branch register, of Noteholders established and maintained by the Issuer in which is entered the names and addresses of Noteholders whose Notes are carried on that register, the amount of Notes held by each Noteholder and the Tranche, Series and date of issue and transfer of those Notes, and any other particulars which the Issuer sees fit.

Registrar means, in respect of a Series, the Reserve Bank of Australia or such other person appointed by the Issuer to establish and maintain the Register for that Series on the Issuer's behalf from time to time.

Registry Services Agreement means, in respect of a Series, the agreement entitled "Registry Services Agreement" between the Issuer and the Registrar applicable to that Series, or any replacement of it as amended from time to time.

Resolution means an Extraordinary Resolution or Ordinary Resolution, as the context requires.

Series means a Tranche or Tranches of Notes which are identical, except that:

(a) the Issue Date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and

(b) a Series may comprise Notes in more than one denomination.

Tranche means Notes which are issued on the same Issue Date and the terms of which are identical in all respects (except that a Tranche may comprise Notes in more than one denomination).

Transaction Documents means each of the Deed Poll, each Note and each Registry Services Agreement.

Interpretation

1.2 In these terms and conditions unless the contrary intention appears:

(a) a reference to these terms and conditions is a reference to these terms and conditions as modified, supplemented or replaced by the Pricing Supplement;

(b) a reference to "Australian Dollars", "A$" or "dollars" is a reference to the lawful currency of the Commonwealth of Australia;

(c) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) the singular includes the plural and vice versa;

(e) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns; and

(g) a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively and to each of them individually.

Headings

1.3 Headings are inserted for convenience and do not affect the interpretation of these terms and conditions.

2 Form, denomination and title

Constitution under Deed Poll

2.1 The Notes are debt obligations of the Issuer owing under the Deed Poll and take the form of entries in the Register. Each entry in the Register constitutes a separate and individual acknowledgment to the relevant Noteholder of the indebtedness of the Issuer to the relevant Noteholder.

Independent obligations

2.2 The obligations of the Issuer in respect of each Note constitute separate and independent obligations which the Noteholder to whom those obligations are owed is entitled to enforce without having to join any other Noteholder or any predecessor in title of a Noteholder.

Denomination

2.3 Unless otherwise specified in the Pricing Supplement, Notes are issued in the denomination of A$500,000 or (if of a larger principal amount) an integral multiple of such other amount specified in the Pricing Supplement provided that the consideration payable to the Issuer is not less than A$500,000 . Notes may only be issued if the consideration payable by the relevant Noteholder at the time of issue is at least A$500,000 (disregarding moneys lent by the offeror or its associates) or if the Notes are otherwise issued in a manner which would not require disclosure to investors under Part 6D.2 of the Corporations Act and complies with the Banking (Exemption) Order No. 82 promulgated by the Banking Act 1959 of the Commonwealth of Australia, as if it applied to the Issuer *mutatis mutandis*.

Register conclusive

2.4 Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the registered owner of the Note subject to rectification for fraud or error. No Note will be registered in the name of more than 4 persons. A Note registered in the name of more than one person is held by those persons as joint tenants. Notes will be registered by name only without reference to any trusteeship. The person registered in the Register as a Noteholder of a Note will be treated by the Issuer and the Registrar as absolute owner of that Note and neither the Issuer nor the Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Note.

Holder absolutely entitled

2.5 Upon a person acquiring title to any Note by virtue of becoming registered as the owner of that Note, all rights and entitlements arising by virtue of the Deed Poll in respect of that Note vest absolutely in the registered owner of the Note, such that no person who has previously been registered as the owner of the Note has or is entitled to assert against the Issuer or the Registrar or the registered owner of the Note for the time being and from time to time any rights, benefits or entitlements in respect of the Note.

Location of Register

2.6 The Register will be established and maintained in Sydney unless otherwise agreed with the Registrar.

Certificates

2.7 No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to a Note unless the Issuer determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

3 Transfers

Limit on transfer

3.1 Notes, or interests in them, may only be transferred if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and:

(a) the consideration payable at the time of transfer is a minimum amount of A$500,000 (disregarding moneys lent by the offeror or its associates); or

(b) the transfer is made in a manner which would not require disclosure to investors under Part 6D.2 of the Corporations Act and complies with the Banking (Exemption) Order No. 82 promulgated by the Banking Act 1959 of the Commonwealth of Australia, as if it applied to the Issuer *mutatis mutandis*; or

(c) the transfer is made to a person who is not a retail client, within the meaning of section 761G of the Corporations Act; or

(d) for transfers of Notes, or interests in them, not subject to the Corporations Act, the consideration payable at the time of the transfer is for such minimum amount as specified in the relevant Pricing Supplement.

Interests in Notes which have been entered in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

Transfer forms

3.2 Unless Notes are lodged in the Austraclear System, application for the transfer of Notes must be made by the lodgement of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Note and be signed by both the transferor and the transferee.

Marking

3.3 The Registrar will provide a marking service under which the Registrar will upon request mark transfers to evidence the transferor's title to Notes in the principal amount and of the type shown in the transfer. A marked transfer form will only

be recognised by the Registrar for 42 days from and including the date of marking.

Registration of transfer

3.4 The transferor of a Note is deemed to remain the holder of that Note until the name of the transferee is entered in the Register in respect of that Note. Transfers will not be registered later than 7 days prior to the Maturity Date of the Notes.

No charge on transfer

3.5 Transfers will be registered without charge provided taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

Estates

3.6 A person becoming entitled to a Note as a consequence of the death or bankruptcy of a Noteholder or of a vesting order or a person administering the estate of a Noteholder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Note or, if so entitled, become registered as the holder of the Note.

Unincorporated associations

3.7 A transfer to an unincorporated association is not permitted and a purported transfer to an unincorporated association is not effective.

Transfer of unidentified Notes

3.8 Where the transferor executes a transfer of less than all Notes of the relevant Tranche or Series registered in its name, and the specific Notes to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Notes of the relevant Tranche or Series registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the Notes registered as having been transferred equals the aggregate principal amount of the Notes expressed to be transferred in the transfer.

4 Status

The Notes of each Series constitute direct and unsecured obligations of the Issuer ranking pari passu without any preference among themselves and with all other unsecured and unsubordinated obligations of the Issuer.

5 Negative Pledge

So long as any Notes shall be outstanding and payment thereof shall not have been made or duly provided for, the Issuer will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any notes, bonds or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by the Issuer for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by the Issuer as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or

other lien or charge equally and rateably with such other notes, bonds or evidences of indebtedness.

6. Interest

6.1 Notes may be interest-bearing or non interest-bearing, as specified in the Pricing Supplement.

Interest-bearing Notes

6.2 Notes which are specified in the Pricing Supplement as being interest bearing bear interest from their Interest Commencement Date at the Interest Rate and such interest is payable in arrears on each Interest Payment Date.

Interest accrues from the Interest Commencement Date on the Outstanding Principal Amount. Interest will cease to accrue on the date of final maturity of a Note unless payment of any principal amount is improperly withheld or refused or if default is otherwise made in respect of payment thereof in which case interest continues to accrue on such principal amount (as well after as before any demand or judgment) at the Interest Rate then applicable up to but excluding the date on which the relevant payment is made.

Non-interest bearing Notes

6.3 If any Maturity Redemption Amount in respect of any Note which is non-interest bearing is not paid when due, interest shall accrue on the overdue amount at a rate per annum (expressed as a percentage per annum) equal to the Amortisation Yield specified in, or determined in accordance with the provisions of, the Pricing Supplement.

Calculations and adjustments

6.4 The amount of interest payable in respect of any interest-bearing Note for any period is calculated by multiplying the product of the Interest Rate and the Outstanding Principal Amount by the Day Count Fraction, save that if the Pricing Supplement specifies an amount in respect of such period, the amount of interest payable in respect of such Note for such period is equal to such specified amount. Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period is the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

If any Maximum Interest Rate or Minimum Interest Rate is specified in the relevant Pricing Supplement, then the Interest Rate will not in any event exceed the maximum or be less than the minimum so specified.

For the purposes of any calculations referred to in these terms and conditions and unless otherwise specified in these terms and conditions or the Pricing Supplement:

(a) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundredth of a percentage point (with 0.005 per cent. being rounded up to 0.01 per cent.);

(b) all Australian dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up).

Calculation Agent

6.5 As soon as practicable after the relevant time on such date as these Terms and Conditions or the relevant Pricing Supplement may require any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount, or any other amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent will determine the Interest Rate in respect of each denomination of the Notes for the relevant Interest Accrual Period, Interest Period or Interest Payment Date, calculate the Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or other amount, obtain such quote or make such determination or calculation, as the case may be, and cause the Interest Rate for each Interest Accrual Period, Interest Period or Interest Payment Date and, if required to be calculated, any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or other amount, to be notified to the Registrar, the Issuer and the Australian Stock Exchange (if the Notes are listed on the Australian Stock Exchange) as soon as possible after their determination but in no event later than 5.00pm Australian Eastern Standard Time (or, if applicable, Australian Eastern Summer Time) on the Business Day on which such calculation is made. The Calculation Agent must obtain relevant quotes from appropriate banks or reference agents or obtain information from such other sources as are specified in these Terms and Conditions or the Pricing Supplement or, failing which, as the Calculation Agent deems appropriate.

The calculations and determinations made by the Calculation Agent shall, in the absence of manifest error, be final and binding on the parties.

7 Redemption and purchase

Redemption on maturity

7.1 Unless previously redeemed, or purchased and cancelled or unless such Note is stated in the Pricing Supplement as having no fixed maturity date, each Note shall be redeemed on maturity at its Maturity Redemption Amount.

Purchase of Notes

7.2 The Issuer may at any time purchase Notes in the open market or otherwise and at any price. All unmatured Notes purchased in accordance with this condition may be held, resold, re-issued or cancelled at the discretion of the Issuer subject to compliance with all legal and regulatory requirements.

8 Event of Default

If, in respect of the Notes of a Series, the Issuer shall default in the payment of principal of, or premium (if any) or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Notes), notes or similar obligations which shall have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days

("**Event of Default**"), then the Noteholder of a Note of that same Series may by written notice to the Issuer at its principal office (with a copy to the Registrar), effective upon receipt by the Registrar, declare the Early Termination Amount (together with all accrued interest (if any)) applicable to each Note of that Series held by the Noteholder to be due and payable and, on the 30th day after such notice shall be so delivered, such amount shall become immediately due and payable without presentation, demand, protest or other notice of any kind, all of which the Issuer expressly waives, unless prior to that time all Events of Default in respect of all Notes of the same Series shall have been remedied.

9 Payments

Record Date

9.1 Payments to Noteholders will be made according to the particulars recorded in the Register at 5.00pm (Sydney time) on the relevant Record Date.

Joint holders

9.2 When a Note is held jointly, payment will be made to the holders in their joint names unless requested otherwise.

Payments to accounts

9.3 Payments in respect of each Note will be made by crediting on the relevant Interest Payment Date, in the case of payments of interest, or on the due date for redemption or repayment, in the case of payments of principal, the amount then due to an account previously notified by the registered owner of the Note to the Registrar.

If the registered owner of the Note has not notified the Registrar of such an account by close of business on the relevant Record Date or upon application by the registered owner of the Note to the Registrar no later than close of business on the relevant Record Date, payments in respect of the relevant Note will be made by cheque, mailed on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal, at the Noteholder's risk to the registered owner (or to the first named of joint registered owners) of such Note at the address appearing in the Register as at the Record Date.

Cheques to be despatched to the nominated address of a Noteholder will in such cases be deemed to have been received by the Noteholder on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal and no further amount will be payable by the Issuer in respect of the relevant Note as a result of payment not being received by the Noteholder on the due date.

Payments to the Registrar

9.4 Unless otherwise agreed between the Issuer and the Registrar, the Issuer must pay amounts due under each Note to a bank account in Sydney in the name of the Issuer operated by the Registrar.

Payment constitutes release

9.5 Any payment made by or on behalf of the Issuer to the Registrar for the account of a person whose name is, at the time such payment is made, inscribed in the Register as the Holder of a Note constitutes for all purposes an absolute and unconditional release and discharge of the Issuer, to the extent of such payment, of all obligations and indebtedness in respect of the Note in relation to which the payment was made.

Business Days

9.6 If a payment is due under a Note on a day which is not a Business Day the Noteholder is entitled to payment of such amount in accordance with the Applicable Business Day Convention and is not entitled to any interest or other payment in respect of any such delay.

General Payments Provision

9.7 Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

10 Further issues

The Issuer may from time to time, without the consent of any Noteholder, issue further Notes having the same terms and conditions as the Notes of any Series in all respects (or in all respects except for the first payment of interest, if any, on them and/or their denomination) so that such further issue shall be consolidated and so form a single Series with the Notes of that Series.

11 Time limit for claims

A claim against the Issuer for a payment under a Note is void unless such claim is made within:

(a) 5 years of the relevant Interest Payment Date in the case of a claim in respect of the payment of interest provided that if the Issuer has not made provision for full payment of such interest to be made on the relevant Interest Payment Date, such claim must be made within 5 years of such later date on which provision for full payment has been made by the Issuer; or

(b) 5 years of the relevant Maturity Date in the case of a claim in respect of the payment of principal provided that if the Issuer has not made provision for full payment of such principal to be made on the relevant Maturity Date, such claim must be made within 5 years of such later date on which provision for full payment has been made by the Issuer.

12 Notices

To the Issuer and the Registrar

12.1 A notice or other communication in connection with a Note to the Issuer or the Registrar must be in writing and may be given by prepaid post or delivery to the

address of the addressee as agreed between those parties from time to time or as specified in the Information Memorandum or the relevant Pricing Supplement.

To Noteholders

12.2 A notice or other communication in connection with a Note to the Noteholder must be in writing and may be given by:

(a) an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(b) prepaid post or delivery to the address of each Noteholder or any relevant Noteholder as shown in the Register at the close of business 3 Business Days prior to the dispatch of the relevant notice or communication.

Effective on receipt

12.3 Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received, except that if it is received after 5.00pm in the place of receipt or on a non-business day in that place, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

Proof of receipt

12.4 Subject to Condition 12.3, proof of posting of a letter, publication of a communication or delivery of a communication is proof of receipt:

(a) in the case of a letter, on the third (seventh, if outside Australia) day after posting; and

(b) in the case of a publication, on the date of such publication; and

(c) in the case of a delivery, at the time of delivery to the relevant address.

13 Meetings of Noteholders

Meetings of Noteholders may be convened in accordance with the Meetings Provisions. Any such meeting may consider any matters affecting the interests of Noteholders, including, without limitation, the variation of the terms of the Notes by the Issuer and the granting of approvals, consents and waivers.

14 Amendments

The Terms and Conditions and the form of the Pricing Supplement may be amended by the Issuer, and the Registry Services Agreement may be amended by the parties thereto, in each case without the consent of any Noteholder:

(a) for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(b) in the case of the Terms and Conditions and the form of the Pricing Supplement, in any manner which the Issuer deems, or in the case of the Registry Services Agreement, in any other manner which the Issuer and the Registrar deem, necessary or desirable and which does not adversely affect the interests of the Noteholders.

The Terms and Conditions, Pricing Supplement and Registry Services Agreement may otherwise be varied by the Issuer with the approval of the Noteholders by Extraordinary Resolution and, in the case of the Registry Service Agreement, in accordance with that agreement. No other variation to the Terms and Conditions has effect in relation to the Noteholders who hold Notes at the date of any amending deed, unless they otherwise agree in writing. A variation will take effect in relation to all subsequent Noteholders. A variation which effects only a particular Series or Tranche of Notes may be approved solely by the Noteholders of such Series or Tranche.

The Terms and Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series.

15 Registrar

Role of the Registrar

15.1 In acting under the Registry Services Agreement in connection with the Notes, the Registrar acts solely as agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders save insofar as that any funds received by the Registrar in accordance with the Registry Services Agreement shall, pending their application in accordance with the Registry Services Agreement, be held by it in a segregated account which shall be held for the benefit of the persons entitled thereto.

Change of Registrar

15.2 The Issuer reserves the right at any time to terminate the appointment of the Registrar in accordance with the Registry Services Agreement and to appoint successor or additional registrars, provided, however, that the Issuer must at all times maintain the appointment of a registrar in respect of each Series with its specified office in Australia. Notice of any such termination of appointment will be given to the Noteholders in accordance with Condition 12.

16 Governing law and jurisdiction

Governing law

16.1 The Notes are governed by the law in force in New South Wales.

Jurisdiction

16.2 The Issuer irrevocably and unconditionally submits to the jurisdiction of the courts of New South Wales and courts of appeal from them, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be

brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

Agent for service of process

16.3 Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party with its process agent referred to in Condition 16.4.

16.4 The ADB Pacific Liaison and Coordination Office of Level 18, 1 Margaret Street (corner of Clarence and Margaret streets), Sydney NSW 2000 may be served with any document referred to in Condition 16.3. If for any reason that person ceases to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document.

Pro-forma Pricing Supplement

Series No.: [ ]

Tranche No.: [ ]

ASIAN DEVELOPMENT BANK
Australian Dollar Domestic
Medium Term Note Programme

Issue of

[Aggregate Principal Amount of Tranche]
[Title of Notes]

This Pricing Supplement (as referred to in the Information Memorandum dated 20 November 2006 and Deed Poll dated 13 February 2006 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	[Notes][Bonds][Instruments]
2	Issuer:	Asian Development Bank
3	Lead Manager:	[ ]
4	Dealers:	[ ]
5	Registrar	[Reserve Bank of Australia]
6	Type of Issue:	[Underwritten/Non-Underwritten/Private Placement]
7	Currency:	
	- of Denomination	A$
	- of Payment	A$
8	Aggregate principal amount of Tranche:	[ ]

9	If interchangeable with existing Series:	[ ]
10	Issue Date:	[ ]
11	Issue Price:	[ ]
12	Denomination(s):	[ ]
13	Definition of Business Day:	[ ]
14	Interest:	
(a)	If Interest bearing:	
(i)	Interest Rate:	[Specify rate (if fixed) or full determination provisions (if floating) or formula or if Calculation Agent is appointed]
(ii)	Interest Amount	[Specify if fixed rate]
(iii)	Interest Payment Dates:	[ ]
(iv)	Interest Period End Dates:	[Specify. If nothing is specified, Interest Period End Dates will correspond with Interest Payment Dates]
(v)	Applicable Business Day Convention:	[Specify. If nothing is specified, the Following Business Day Convention will apply]
-	for Interest Payment Dates:	[ ]
-	for Maturity Date:	[ ]
-	for Interest Period End Dates:	[ ]
-	any other dates:	[ ]
(vii)	Day Count Fraction:	[ ]
(viii)	Interest Commencement Date (if different from the Issue Date):	[ ]
(ix)	Minimum Interest Rate:	[ ]
(x)	Maximum Interest Rate:	[ ]
(xi)	Issue Yield:	[ ]

(b)	If non-interest bearing:	
-	Amortisation Yield:	[ ]
-	Amortisation Yield compounding method for calculation of Amortised Face Amount:	[Annual][Specify other]
15	Maturity Date:	[ ]
16	Maturity Redemption Amount:	[Specify. If nothing is specified, the Maturity Redemption Amount will correspond with the Outstanding Principal Amount]
17	Early Termination Amount:	[Specify. If nothing is specified, the Early Termination Amount will correspond with the Outstanding Principal Amount or, in the case of any Notes which are non-interest bearing, the Amortised Face Amount]
18	Listing:	[Australian Stock Exchange]
19	Any Clearing System other than Austraclear:	[Euroclear and Clearstream, Luxembourg]
20	Other Conditions:	[ ]
21	Additional Selling Restrictions:	[ ]
22	Foreign Securities Number (ISIN/Common Code):	[ ]
23	Calculation Agent:	[ ]
24	Recent Developments:	[ ]

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Date: ....

Australian Taxation

The following is a summary of the Australian taxation treatment, at the date of this Information Memorandum, of payments on the Notes to be issued by the Issuer under the Programme and certain other matters. It is a general guide and should be treated with appropriate caution. Prospective holders of Notes who are in any doubt as to their tax position should consult their professional advisers on the tax implications of an investment in the Notes for their particular circumstances.

1. Interest withholding tax

The Notes will not be exempt from taxation generally.

Under the Charter, the International Organisations (Privileges and Immunities) Act 1963 and the Asian Development Bank (Privileges and Immunities) Regulations, the Issuer is exempt from any obligation imposed by the Commonwealth of Australia for the payment, withholding or collection of any tax or duty on the Notes. Accordingly, payments on the Notes will be made without deduction in respect of any such tax or duty, including Australian interest withholding tax. In addition, so long as the Issuer continues to be a non-resident of Australia and the Notes issued by it are not attributable to a permanent establishment of the Issuer in Australia, Noteholders will not have a liability to pay Australian interest withholding tax.

2. Other tax matters

Under Australian laws as presently in effect:

(a) *death duties* - no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death; and

(b) *stamp duty and other taxes* - no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue or transfer of any Notes; and

(c) *other withholding taxes on payments in respect of Notes* - the Issuer is exempt from any obligation to withhold tax in respect of the tax file number requirements of Part VA of the Australian Income Tax Assessment Act of 1936 and section 12-140 of the Taxation Administration Act 1953 of Australia ("**Taxation Administration Act**") and "supply withholding tax" imposed under section 12-190 of the Taxation Administration Act; and

(d) *goods and services tax (GST)* - neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia.

Selling Restrictions

Australia

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer will be required to represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act (ii) such action complies with all applicable laws, regulations and directives and (iii) such action does not require any document to be lodged with ASIC.

In addition, each Dealer will be required to agree that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia.

The United States of America

The Notes have not been and will not be registered under the Securities Act of 1933 ("**Securities Act**").

Terms used in the following paragraphs have the meanings given to them by Regulation S under the Securities Act.

The Notes may not be offered, sold, delivered or transferred within the United States of America, its territories or possessions or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the Securities Act.

Each Dealer will be required to represent and agree that, except as permitted by the Programme Agreement, it will not offer, sell or deliver the Notes:

(a) as part of their distribution at any time; and

(b) otherwise until 40 days after completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the Lead Manager,

within the United States of America or to, or for the account or benefit of, U.S. Persons.

Each Dealer will be required to further represent and agree that it will have sent to each distributor to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States of America or to, or for the account or benefit of, U.S. Persons.

In addition, until 40 days after the completion of the distribution of all Notes of the Tranche of which those Notes are a part, an offer or sale of Notes within the United States by any dealer or other distributor (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issue of indexed Notes and dual currency Notes are subject to additional U.S. selling restrictions agreed between the Issuer and the relevant Dealer or Dealers as a term of the issue and purchase of such Notes, and which are set out in the applicable Pricing Supplement. Each relevant Dealer will be required to agree that it will offer, sell or deliver those Notes only in compliance with those additional U.S. selling restrictions.

United Kingdom

Each Dealer will represent, warrant and agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**"). Accordingly, each Dealer will represent, warrant and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of a resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

Hong Kong

In relation to any Notes, each Dealer will represent, warrant and agree that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to professional investors as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of the issues and will not issue or have in its possession for the purpose of issue whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed by or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore ("**MAS**"). As ADB is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the Securities and Futures Act, Chapter 289 of Singapore ("**SFA**"), Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

General

Each Dealer will be required to acknowledge that no action has been or will be taken in any jurisdiction by the Issuer, Dealers, Arrangers or any Lead Manager that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Each Dealer will be required to further acknowledge that it will comply with all applicable laws and regulations in any jurisdiction in which it may offer, sell or deliver Notes.

Persons into whose hands this Information Memorandum or any Pricing Supplement comes are required by the Issuer and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Notes or have in their possession or distribute such offering material, in all cases at their own expense.

Directory

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: 632 632 4444
Fax: 632 632 4120

ARRANGERS

Royal Bank of Canada
(ABN 86 076 940 880)
Level 46
2 Park Street
SYDNEY NSW 2000
Attention: Head of Origination
Telephone: 612 9033 3222
Fax: 612 9264 2855

Westpac Banking Corporation
(ABN 33 007 457 141)
Level 3
275 Kent Street
SYDNEY NSW 2000
Attention: Head of Debt Capital Markets
Telephone: 612 8253 4564
Fax: 612 8254 6920

REGISTRAR

Reserve Bank of Australia
65 Martin Place
SYDNEY NSW 2000
Attention: The Registrar
Telephone: 612 9551 9820
Fax: 612 9551 8007

MALLESONS STEPHEN JAQUES

Note Deed Poll

Dated 13 February 2006

in relation to the A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme of Asian Development Bank ("Issuer")

The Notes have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state in the United States. The Notes may not be offered or sold at any time within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act), unless such Notes are registered under the Securities Act or an exemption from the registration requirements thereof is available.

Asian Development Bank is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: AGF:GNH

Note Deed Poll
Contents

Note Deed Poll

Details

Interpretation – Definitions are at the end of this deed before the schedules.

Parties	Issuer	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Tel	(632) 632 4444
	Fax	(632) 632 4120
	Attention	Funding Division, Treasury Department
Beneficiaries	Each person who is from time to time a Noteholder.	
Recitals	**A** The Issuer proposes to issue Notes from time to time.	
	B Notes will be issued in registered form by entry in the Register.	
Governing law	New South Wales	
Date of deed poll	See Signing page.	

Note Deed Poll

General terms

1 The Notes

1.1 Creation of Notes

The obligations of the Issuer under the Notes are constituted by, and owing under, this deed.

1.2 Undertaking to pay

The Issuer unconditionally and irrevocably undertakes with each Noteholder:

(a) to pay, in respect of each Note issued by it and held by the Noteholder, principal, (if applicable) interest and any other amounts in accordance with the Conditions; and

(b) otherwise to comply with the Conditions of that Note.

1.3 Appointment of Registrar

The Issuer agrees to ensure that a Registrar is appointed and that the Registrar establishes and maintains during its term of appointment a Register in Sydney (or any other place in New South Wales as the Issuer and the Registrar may agree).

2 Rights and obligations of Noteholders

2.1 Benefit and entitlement

This deed is executed as a deed poll. Each Noteholder has the benefit of, and is entitled to enforce, this deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this deed.

2.2 Rights independent

Each Noteholder may enforce its rights under this deed independently from each other Noteholder and any other person.

2.3 Noteholders bound

The Notes are issued on the condition that each Noteholder (and any person claiming through or under a Noteholder) is taken to have notice of, and be bound by, this deed, the Information Memorandum (including but not limited to the relevant Pricing Supplement) and the Conditions.

2.4 Direction to hold document

Each Noteholder is taken to have irrevocably:

(a) instructed the Issuer that this deed (or a certified copy) is to be delivered to and held by the Registrar; and

(b) appointed and authorised the Registrar to hold this deed (or a certified copy) in Sydney (or any other place in New South Wales as the Issuer and the Registrar may agree) on behalf of the Noteholders.

2.5 Copies of documents to Noteholders

Within 14 days of an Issuer receiving a written request from a Noteholder to do so, the Issuer must ensure that it gives to the Noteholder a certified copy of the document held by the Registrar in accordance with clause 2.4 ("Direction to hold document") if the Noteholder requires the copy in connection with any legal proceeding, claim or action brought by the Noteholder in relation to its rights under a Note.

3 Governing law

3.1 Governing law

This deed is governed by the law in force in the place specified in the Details and each party submits to the non-exclusive jurisdiction of the courts in that place.

3.2 Jurisdiction

The Issuer submits, and each Noteholder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

3.3 Serving documents

Without preventing any other method of service, any document in any action may be served on (i) the Issuer by being left for the Issuer with its process agent referred to in clause 3.4 and, (ii) a Noteholder by being delivered or left at its registered office or principal place of business.

3.4 Agent for service of process

The ADB Pacific Liaison and Coordination Office of Level 18, 1 Margaret Street (corner of Clarence and Margaret streets), Sydney NSW 2000, may be served with any document referred to in clause 3.3. If for any reason that person ceases act as such, the Issuer will immediately appoint another person

with an office located in New South Wales to receive any such document and promptly notify the Registrar of such appointment.

4 Interpretation

4.1 Incorporation of other defined terms

Terms which are defined in the Conditions have the same meaning when used in this deed unless the same term is also defined in this deed, in which case the definition in this deed prevails.

4.2 Definitions

These meanings apply unless the contrary intention appears:

Conditions means the conditions applicable to a Note as set out in schedule 1 ("Conditions"), as supplemented, amended or replaced by any applicable Pricing Supplement as the case may be.

Details means the section of this deed headed "Details".

4.3 References to certain general terms

Unless the contrary intention appears, a reference in this deed to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) a document (including this deed) includes any variation or replacement of it;

(c) law means common law, principles of equity and laws made by any parliament (and laws made by parliament include any regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(d) Australian dollars or A$ is a reference to the lawful currency of Australia;

(e) a time of day is a reference to Sydney time;

(f) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(g) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) anything (including any amount) is a reference to the whole and each part of it;

(j) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

4.4 References to principal and interest

Unless the contrary intention appears, in this deed:

(a) any reference to "principal" is taken to include the Early Termination Amount and the Maturity Redemption Amount (both as defined in the Conditions) in respect of a Note; and

(b) any reference to "interest" is taken to include any amount in the nature of interest payable in respect of the Notes under the Conditions.

4.5 Number

The singular includes the plural and vice versa.

4.6 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this deed.

EXECUTED as a deed poll

Schedule 1 - Conditions

The following are the Terms and Conditions of the Notes which, as amended, supplemented, modified or replaced in relation to any Notes by the relevant Pricing Supplement, will be applicable to each Series of Notes.

The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

The Notes will be unsecured debt obligations of the Issuer owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection by Noteholders during normal business hours at the offices of the Arrangers specified in this Information Memorandum as amended or supplemented from time to time.

Each Tranche will be the subject of a Pricing Supplement, copies of which are available for inspection by the holder of any Note of such Tranche at the offices of the Lead Manager.

Each Noteholder and any person claiming through or under a Noteholder is deemed to have notice of and is bound by these Terms and Conditions, the Deed Poll, the Information Memorandum and the Registry Services Agreement.

1 Interpretation

Definitions

1.1 The following words have these meanings in these terms and conditions unless the contrary intention appears:

Amortised Face Amount means in relation to a non-interest bearing Note, an amount equal to the sum of:

(a) the Issue Price specified in the Pricing Supplement; and

(b) the product of the Amortisation Yield specified in the Pricing Supplement (compounded as set out in the Pricing Supplement) being applied to the Issue Price from (and including) the Issue Date specified in the Pricing Supplement to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of the Day Count Fraction specified in the Pricing Supplement for the purposes of this definition.

Applicable Business Day Convention means the Business Day Convention specified in the Pricing Supplement as applicable to any date in respect of the Note or, if none is specified, the Applicable Business Day Convention for such purpose is the Following Business Day Convention. Different Business Day Conventions may apply, or be specified in relation to, the Interest Payment Dates, Interest Period End Dates and any other date or dates in respect of any Notes.

Austraclear means Austraclear Limited (ACN 002 060 773).

Austraclear Regulations means the regulations known as the "Regulations and Operating Manual" established by Austraclear (as amended or replaced from time to time) to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the Pricing Supplement in relation to any date applicable to any Note, have the following meanings:

(a) **Following Business Day Convention** means that the date is postponed to the first following day that is a Business Day;

(b) **Modified Following Business Day Convention** or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day; and

(c) **Preceding Business Day Convention** means that the date is brought forward to the first preceding day that is a Business Day.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in such place(s) as may be specified in the relevant Pricing Supplement.

Calculation Agent means, in respect of a Series, the entity specified as such (if any) in the relevant Pricing Supplement.

Charter means the Agreement Establishing the Asian Development Bank.

Condition means the correspondingly numbered condition in these Terms and Conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Day Count Fraction means, in respect of the calculation of an amount for any period of time ("**Calculation Period**"), the day count fraction specified in the Pricing Supplement and:

(a) if **Actual/365** or **Actual/Actual** is specified, means the actual number of days in the Calculation Period divided by 365 or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in the portion of the Calculation Period falling in a leap year divided by 366; and

(ii) the actual number of days in the portion of the Calculation Period falling in a non-leap year divided by 365;

(b) if **Actual/365 (Fixed)** is specified, means the actual number of days in the Calculation Period divided by 365;

(c) if **Actual/360** is specified, means the actual number of days in the Calculation Period divided by 360;

(d) if **30/360** or **Bond Basis** is specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless:

(i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month; or

(ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(e) if **30E/360** or **Eurobond Basis** is specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(f) if **RBA Bond Basis** is specified, means one divided by the number of Interest Payment Dates in a year.

Deed Poll means the deed poll (to which these Terms and Conditions form schedule 1) executed by the Issuer.

Early Termination Amount means in relation to a Note, the Outstanding Principal Amount or, if the Note is non-interest bearing, the Amortised Face Amount or such other redemption amount as may be specified in, or determined in accordance with the provisions of, the Pricing Supplement.

Event of Default has the meaning given to it in Condition 8.

Extraordinary Resolution has the meaning given to it in the Meeting Provisions.

Information Memorandum means, in relation to a Note, the information memorandum, disclosure document (as defined in the Corporations Act) or other offering document referred to in the Pricing Supplement (and any supplements to it) prepared on behalf of, and approved by, the Issuer in connection with the issue of Notes and includes all documents incorporated by reference in it.

Interest Accrual Period means, in respect of an Interest Period, each successive period beginning on and including an Interest Period End Date and ending on but excluding the next succeeding Interest Period End Date during that Interest Period provided that the first Interest Accrual Period commences on and includes the Interest Commencement Date and the final Interest Accrual Period ends on but excludes the date of final maturity.

Interest Commencement Date means the date of issue of the Notes as specified in the Pricing Supplement or such other date as may be specified as such in the Pricing Supplement.

Interest Payment Date means the date or dates specified as such in, or determined in accordance with the provisions of, the Pricing Supplement and adjusted, if necessary, in accordance with the Applicable Business Day Convention.

Interest Period End Date means the dates specified as such in, or determined in accordance with the provisions of, the Pricing Supplement, as adjusted, if necessary, in accordance with the Applicable Business Day Convention or, if no date or dates are specified in the Pricing Supplement, means the dates which correspond with the Interest Payment Dates in respect of the Notes.

Interest Period means each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date provided that the first Interest Period commences on and includes the Interest Commencement Date and the final Interest Period ends on but excludes the date of final maturity.

Interest Rate means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Notes specified in, or

calculated or determined in accordance with the provisions of, the Pricing Supplement.

Issue Date means the issue date specified in or determined in accordance with the provisions of the Pricing Supplement.

Issue Price means the Issue Price specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Issuer means Asian Development Bank of 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines.

Lead Manager means the Lead Manager specified in the Pricing Supplement.

Maturity Date means the maturity date specified in or determined in accordance with the provisions of, the Pricing Supplement.

Maturity Redemption Amount means in relation to a Note, the Outstanding Principal Amount or such other redemption amount as may be specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Maximum Interest Rate means the Maximum Interest Rate specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in schedule 2 of the Deed Poll.

Minimum Interest Rate means the Minimum Interest Rate specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Note means medium term note being a debt obligation of the Issuer owing under the Deed Poll to a Noteholder, the details of which are recorded in, and evidenced by, inscription in the Register.

Noteholder means a person whose name is for the time being entered in the Register as the holder of a Note or, where a Note is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that Note.

Ordinary Resolution has the meaning given to it in the Meeting Provisions.

Outstanding Principal Amount means, in relation to a Note, the principal amount outstanding on that Note from time to time.

Pricing Supplement means the Pricing Supplement prepared in relation to the Notes of the relevant Tranche or Series, and confirmed in writing by the Issuer.

Record Date means, in the case of payments of interest or principal, the seventh clear calendar day before the relevant date for payment.

Register means, in respect of a Series, a register, including any branch register, of Noteholders established and maintained by the Issuer in which is entered the names and addresses of Noteholders whose Notes are carried on that register, the amount of Notes held by each Noteholder and the Tranche, Series and date of issue and transfer of those Notes, and any other particulars which the Issuer sees fit.

Registrar means, in respect of a Series, the Reserve Bank of Australia or such other person appointed by the Issuer to establish and maintain the Register for that Series on the Issuer's behalf from time to time.

Registry Services Agreement means, in respect of a Series, the agreement entitled "Registry Services Agreement" between the Issuer and the Registrar applicable to that Series, or any replacement of it as amended from time to time.

Resolution means an Extraordinary Resolution or Ordinary Resolution, as the context requires.

Series means a Tranche or Tranches of Notes which are identical, except that:

(a) the Issue Date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and

(b) a Series may comprise Notes in more than one denomination.

Tranche means Notes which are issued on the same Issue Date and the terms of which are identical in all respects (except that a Tranche may comprise Notes in more than one denomination).

Transaction Documents means each of the Deed Poll, each Note and each Registry Services Agreement.

Interpretation

1.2 In these terms and conditions unless the contrary intention appears:

(a) a reference to these terms and conditions is a reference to these terms and conditions as modified, supplemented or replaced by the Pricing Supplement;

(b) a reference to "Australian Dollars", "A$" or "dollars" is a reference to the lawful currency of the Commonwealth of Australia;

(c) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and

consolidations, amendments, re-enactments or replacements of any of them;

(d) the singular includes the plural and vice versa;

(e) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns; and

(g) a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively and to each of them individually.

Headings

1.3 Headings are inserted for convenience and do not affect the interpretation of these terms and conditions.

2 Form, denomination and title

Constitution under Deed Poll

2.1 The Notes are debt obligations of the Issuer owing under the Deed Poll and take the form of entries in the Register. Each entry in the Register constitutes a separate and individual acknowledgment to the relevant Noteholder of the indebtedness of the Issuer to the relevant Noteholder.

Independent obligations

2.2 The obligations of the Issuer in respect of each Note constitute separate and independent obligations which the Noteholder to whom those obligations are owed is entitled to enforce without having to join any other Noteholder or any predecessor in title of a Noteholder.

Denomination

2.3 Unless otherwise specified in the Pricing Supplement, Notes are issued in the denomination of A$500,000 or (if of a larger principal amount) an integral multiple of such other amount specified in the Pricing Supplement provided that the consideration payable to the Issuer is not less than A$500,000 . Notes may only be issued if the consideration payable by the relevant Noteholder at the time of issue is at least A$500,000 (disregarding moneys lent by the offeror or its associates) or if the Notes are otherwise issued in a manner which would not require disclosure to investors under Part 6D.2 of the Corporations Act and complies with the Banking (Exemption) Order No. 82 promulgated by the Banking Act 1959 of the Commonwealth of Australia, as if it applied to the Issuer *mutatis mutandis*.

Register conclusive

2.4 Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the registered owner of the Note subject to rectification for fraud or error. No Note will be registered in the name of more than 4 persons. A Note registered in the name of more than one person is held by those persons as joint tenants. Notes will be registered by name only without reference to any trusteeship. The person registered in the Register as a Noteholder of a Note will be treated by the Issuer and the Registrar as absolute owner of that Note and neither the Issuer nor the Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Note.

Holder absolutely entitled

2.5 Upon a person acquiring title to any Note by virtue of becoming registered as the owner of that Note, all rights and entitlements arising by virtue of the Deed Poll in respect of that Note vest absolutely in the registered owner of the Note, such that no person who has previously been registered as the owner of the Note has or is entitled to assert against the Issuer or the Registrar or the registered owner of the Note for the time being and from time to time any rights, benefits or entitlements in respect of the Note.

Location of Register

2.6 The Register will be established and maintained in Sydney unless otherwise agreed with the Registrar.

Certificates

2.7 No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to a Note unless the Issuer determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

3 Transfers

Limit on transfer

3.1 Notes, or interests in them, may only be transferred if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and:

(a) the consideration payable at the time of transfer is a minimum amount of A$500,000 (disregarding moneys lent by the offeror or its associates); or

(b) the transfer is made in a manner which would not require disclosure to investors under Part 6D.2 of the Corporations Act and complies with the Banking (Exemption) Order No. 82 promulgated by the Banking Act 1959 of the Commonwealth of Australia, as if it applied to the Issuer *mutatis mutandis*; or

(c) the transfer is made to a person who is not a retail client, within the meaning of section 761G of the Corporations Act; or

(d) for transfers of Notes, or interests in them, not subject to the Corporations Act, the consideration payable at the time of the transfer is for such minimum amount as specified in the relevant Pricing Supplement.

Interests in Notes which have been entered in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

Transfer forms

3.2 Unless Notes are lodged in the Austraclear System, application for the transfer of Notes must be made by the lodgement of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Note and be signed by both the transferor and the transferee.

Marking

3.3 The Registrar will provide a marking service under which the Registrar will upon request mark transfers to evidence the transferor's title to Notes in the principal amount and of the type shown in the transfer. A marked transfer form will only be recognised by the Registrar for 42 days from and including the date of marking.

Registration of transfer

3.4 The transferor of a Note is deemed to remain the holder of that Note until the name of the transferee is entered in the Register in respect of that Note. Transfers will not be registered later than 7 days prior to the Maturity Date of the Notes.

No charge on transfer

3.5 Transfers will be registered without charge provided taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

Estates

3.6 A person becoming entitled to a Note as a consequence of the death or bankruptcy of a Noteholder or of a vesting order or a person administering the estate of a Noteholder may, upon producing such evidence as to that entitlement or status as the Registrar considers

sufficient, transfer the Note or, if so entitled, become registered as the holder of the Note.

Unincorporated associations

3.7 A transfer to an unincorporated association is not permitted and a purported transfer to an unincorporated association is not effective.

Transfer of unidentified Notes

3.8 Where the transferor executes a transfer of less than all Notes of the relevant Tranche or Series registered in its name, and the specific Notes to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Notes of the relevant Tranche or Series registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the Notes registered as having been transferred equals the aggregate principal amount of the Notes expressed to be transferred in the transfer.

4 Status

The Notes of each Series constitute direct and unsecured obligations of the Issuer ranking pari passu without any preference among themselves and with all other unsecured and unsubordinated obligations of the Issuer.

5 Negative Pledge

So long as any Notes shall be outstanding and payment thereof shall not have been made or duly provided for, the Issuer will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any notes, bonds or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by the Issuer for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by the Issuer as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and rateably with such other notes, bonds or evidences of indebtedness.

6. Interest

6.1 Notes may be interest-bearing or non interest-bearing, as specified in the Pricing Supplement.

Interest-bearing Notes

6.2 Notes which are specified in the Pricing Supplement as being interest bearing bear interest from their Interest Commencement Date at the Interest Rate and such interest is payable in arrears on each Interest Payment Date.

Interest accrues from the Interest Commencement Date on the Outstanding Principal Amount. Interest will cease to accrue on the date of final maturity of a Note unless payment of any principal amount is improperly withheld or refused or if default is otherwise

made in respect of payment thereof in which case interest continues to accrue on such principal amount (as well after as before any demand or judgment) at the Interest Rate then applicable up to but excluding the date on which the relevant payment is made.

Non-interest bearing Notes

6.3 If any Maturity Redemption Amount in respect of any Note which is non-interest bearing is not paid when due, interest shall accrue on the overdue amount at a rate per annum (expressed as a percentage per annum) equal to the Amortisation Yield specified in, or determined in accordance with the provisions of, the Pricing Supplement.

Calculations and adjustments

6.4 The amount of interest payable in respect of any interest-bearing Note for any period is calculated by multiplying the product of the Interest Rate and the Outstanding Principal Amount by the Day Count Fraction, save that if the Pricing Supplement specifies an amount in respect of such period, the amount of interest payable in respect of such Note for such period is equal to such specified amount. Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period is the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

If any Maximum Interest Rate or Minimum Interest Rate is specified in the relevant Pricing Supplement, then the Interest Rate will not in any event exceed the maximum or be less than the minimum so specified.

For the purposes of any calculations referred to in these terms and conditions and unless otherwise specified in these terms and conditions or the Pricing Supplement:

(a) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundredth of a percentage point (with 0.005 per cent. being rounded up to 0.01 per cent.);

(b) all Australian dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up).

Calculation Agent

6.5 As soon as practicable after the relevant time on such date as these Terms and Conditions or the relevant Pricing Supplement may require any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount, or any other amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent will determine the Interest Rate in respect of each denomination of the Notes for the relevant Interest Accrual Period, Interest Period or Interest Payment

Date, calculate the Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or other amount, obtain such quote or make such determination or calculation, as the case may be, and cause the Interest Rate for each Interest Accrual Period, Interest Period or Interest Payment Date and, if required to be calculated, any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or other amount, to be notified to the Registrar, the Issuer and the Australian Stock Exchange (if the Notes are listed on the Australian Stock Exchange) as soon as possible after their determination but in no event later than 5.00pm Australian Eastern Standard Time (or, if applicable, Australian Eastern Summer Time) on the Business Day on which such calculation is made. The Calculation Agent must obtain relevant quotes from appropriate banks or reference agents or obtain information from such other sources as are specified in these Terms and Conditions or the Pricing Supplement or, failing which, as the Calculation Agent deems appropriate.

The calculations and determinations made by the Calculation Agent shall, in the absence of manifest error, be final and binding on the parties.

7 Redemption and purchase

Redemption on maturity

7.1 Unless previously redeemed, or purchased and cancelled or unless such Note is stated in the Pricing Supplement as having no fixed maturity date, each Note shall be redeemed on maturity at its Maturity Redemption Amount.

Purchase of Notes

7.2 The Issuer may at any time purchase Notes in the open market or otherwise and at any price. All unmatured Notes purchased in accordance with this condition may be held, resold, re-issued or cancelled at the discretion of the Issuer subject to compliance with all legal and regulatory requirements.

8 Event of Default

If, in respect of the Notes of a Series, the Issuer shall default in the payment of principal of, or premium (if any) or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Notes), notes or similar obligations which shall have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days (**"Event of Default"**), then the Noteholder of a Note of that same Series may by written notice to the Issuer at its principal office (with a copy to the Registrar), effective upon receipt by the Registrar, declare the Early Termination Amount (together with all accrued interest (if any)) applicable to each Note of that Series held by the Noteholder to be due and payable and, on the 30th day after such notice shall be so delivered, such amount shall become immediately

due and payable without presentation, demand, protest or other notice of any kind, all of which the Issuer expressly waives, unless prior to that time all Events of Default in respect of all Notes of the same Series shall have been remedied.

9 Payments

Record Date

9.1 Payments to Noteholders will be made according to the particulars recorded in the Register at 5.00pm (Sydney time) on the relevant Record Date.

Joint holders

9.2 When a Note is held jointly, payment will be made to the holders in their joint names unless requested otherwise.

Payments to accounts

9.3 Payments in respect of each Note will be made by crediting on the relevant Interest Payment Date, in the case of payments of interest, or on the due date for redemption or repayment, in the case of payments of principal, the amount then due to an account previously notified by the registered owner of the Note to the Registrar.

If the registered owner of the Note has not notified the Registrar of such an account by close of business on the relevant Record Date or upon application by the registered owner of the Note to the Registrar no later than close of business on the relevant Record Date, payments in respect of the relevant Note will be made by cheque, mailed on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal, at the Noteholder's risk to the registered owner (or to the first named of joint registered owners) of such Note at the address appearing in the Register as at the Record Date.

Cheques to be despatched to the nominated address of a Noteholder will in such cases be deemed to have been received by the Noteholder on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal and no further amount will be payable by the Issuer in respect of the relevant Note as a result of payment not being received by the Noteholder on the due date.

Payments to the Registrar

9.4 Unless otherwise agreed between the Issuer and the Registrar, the Issuer must pay amounts due under each Note to a bank account in Sydney in the name of the Issuer operated by the Registrar.

Payment constitutes release

9.5 Any payment made by or on behalf of the Issuer to the Registrar for the account of a person whose name is, at the time such payment is

made, inscribed in the Register as the Holder of a Note constitutes for all purposes an absolute and unconditional release and discharge of the Issuer, to the extent of such payment, of all obligations and indebtedness in respect of the Note in relation to which the payment was made.

Business Days

9.6 If a payment is due under a Note on a day which is not a Business Day the Noteholder is entitled to payment of such amount in accordance with the Applicable Business Day Convention and is not entitled to any interest or other payment in respect of any such delay.

General Payments Provision

9.7 Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

10 Further issues

The Issuer may from time to time, without the consent of any Noteholder, issue further Notes having the same terms and conditions as the Notes of any Series in all respects (or in all respects except for the first payment of interest, if any, on them and/or their denomination) so that such further issue shall be consolidated and so form a single Series with the Notes of that Series.

11 Time limit for claims

A claim against the Issuer for a payment under a Note is void unless such claim is made within:

(a) 5 years of the relevant Interest Payment Date in the case of a claim in respect of the payment of interest provided that if the Issuer has not made provision for full payment of such interest to be made on the relevant Interest Payment Date, such claim must be made within 5 years of such later date on which provision for full payment has been made by the Issuer; or

(b) 5 years of the relevant Maturity Date in the case of a claim in respect of the payment of principal provided that if the Issuer has not made provision for full payment of such principal to be made on the relevant Maturity Date, such claim must be made within 5 years of such later date on which provision for full payment has been made by the Issuer.

12 Notices

To the Issuer and the Registrar

12.1 A notice or other communication in connection with a Note to the Issuer or the Registrar must be in writing and may be given by prepaid post or delivery to the address of the addressee as agreed

between those parties from time to time or as specified in the Information Memorandum or the relevant Pricing Supplement.

To Noteholders

12.2 A notice or other communication in connection with a Note to the Noteholder must be in writing and may be given by:

(a) an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(b) prepaid post or delivery to the address of each Noteholder or any relevant Noteholder as shown in the Register at the close of business 3 Business Days prior to the dispatch of the relevant notice or communication.

Effective on receipt

12.3 Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received, except that if it is received after 5.00pm in the place of receipt or on a non-business day in that place, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

Proof of receipt

12.4 Subject to Condition 12.3, proof of posting of a letter, publication of a communication or delivery of a communication is proof of receipt:

(a) in the case of a letter, on the third (seventh, if outside Australia) day after posting; and

(b) in the case of a publication, on the date of such publication; and

(c) in the case of a delivery, at the time of delivery to the relevant address.

13 Meetings of Noteholders

Meetings of Noteholders may be convened in accordance with the Meetings Provisions. Any such meeting may consider any matters affecting the interests of Noteholders, including, without limitation, the variation of the terms of the Notes by the Issuer and the granting of approvals, consents and waivers.

14 Amendments

The Terms and Conditions and the form of the Pricing Supplement may be amended by the Issuer, and the Registry Services Agreement may be amended by the parties thereto, in each case without the consent of any Noteholder:

(a) for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(b) in the case of the Terms and Conditions and the form of the Pricing Supplement, in any manner which the Issuer deems, or in the case of the Registry Services Agreement, in any other manner which the Issuer and the Registrar deem, necessary or desirable and which does not adversely affect the interests of the Noteholders.

The Terms and Conditions, Pricing Supplement and Registry Services Agreement may otherwise be varied by the Issuer with the approval of the Noteholders by Extraordinary Resolution and, in the case of the Registry Service Agreement, in accordance with that agreement. No other variation to the Terms and Conditions has effect in relation to the Noteholders who hold Notes at the date of any amending deed, unless they otherwise agree in writing. A variation will take effect in relation to all subsequent Noteholders. A variation which effects only a particular Series or Tranche of Notes may be approved solely by the Noteholders of such Series or Tranche.

The Terms and Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series.

15 Registrar

Role of the Registrar

15.1 In acting under the Registry Services Agreement in connection with the Notes, the Registrar acts solely as agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders save insofar as that any funds received by the Registrar in accordance with the Registry Services Agreement shall, pending their application in accordance with the Registry Services Agreement, be held by it in a segregated account which shall be held for the benefit of the persons entitled thereto.

Change of Registrar

15.2 The Issuer reserves the right at any time to terminate the appointment of the Registrar in accordance with the Registry Services Agreement and to appoint successor or additional registrars, provided, however, that the Issuer must at all times maintain the appointment of a registrar in respect of each Series with its specified office in Australia. Notice of any such termination of appointment will be given to the Noteholders in accordance with Condition 12.

16 Governing law and jurisdiction

Governing law

16.1 The Notes are governed by the law in force in New South Wales.

Jurisdiction

16.2 The Issuer irrevocably and unconditionally submits to the jurisdiction of the courts of New South Wales and courts of appeal from them, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

Agent for service of process

16.3 Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party with its process agent referred to in Condition 16.4.

16.4 The ADB Pacific Liaison and Coordination Office of Level 18, 1 Margaret Street (corner of Clarence and Margaret streets), Sydney NSW 2000 may be served with any document referred to in Condition 16.3. If for any reason that person ceases to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document.

Schedule 2 - Meetings Provisions

The following provisions apply to meetings of Noteholders:

1 Convening a meeting

1.1 Who can convene a meeting?

The Issuer or the Registrar may convene a meeting whenever they think fit.

The Registrar must convene a meeting if it is asked to do so in writing:

(a) by the Issuer;

or

(b) by Noteholders who alone or together hold Notes representing at least 10% of the outstanding principal amount of Notes of any Series.

However, the Registrar need not convene a meeting unless it is indemnified to its satisfaction against all costs, charges and expenses incurred in convening the meeting.

1.2 Venue

A meeting may be held at two or more venues using any technology that gives the Noteholders as a whole a reasonable opportunity to participate.

2 Notice of meeting

Noteholders who are registered as Noteholders less than 21 days before a meeting will not receive notice of that meeting.

2.1 Period of notice

Unless otherwise agreed in writing by each Noteholder, at least 21 days' notice of a meeting must be given to:

(a) each Noteholder (or in the case of a Note registered as being owned jointly, the person whose name appears first in the Register);

(b) if the notice is not given by the Registrar, the Registrar; and

(c) if the notice is not given by the Issuer, the Issuer.

2.2 Contents of notice

The notice must:

(a) specify the date, time and place of the meeting;

(b) specify the resolutions to be proposed; and

(c) explain how Noteholders may appoint Proxies and state that Proxies may be appointed until 48 hours before the meeting but not after that time.

2.3 Effect of failure to give notice

The accidental omission to give notice of a meeting to, or the non-receipt of notice by, any person entitled to receive notice does not invalidate any resolution passed at the meeting.

2.4 Notices to be given in accordance with Conditions

Condition 12 ("Notices") applies to these provisions as if it was fully set out in these provisions.

2.5 Calculation of period of notice

If a notice must be given within a certain period of days, the day on which the notice is given, and the day on which the meeting is to be held, are not to be counted in calculating that period.

3 Chairman

3.1 Nomination of chairman

The Issuer must nominate in writing a person as the chairman of a meeting.

The chairman of a meeting may, but need not, be a Noteholder.

3.2 Absence of chairman

If a meeting is held and:

(a) a chairman has not been nominated; or

(b) the person nominated as chairman is not present within 15 minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act,

the Noteholders or Proxies present may appoint a chairman.

3.3 Chairman of adjourned meeting

The chairman of an adjourned meeting need not be the same person as was the chairman of the meeting from which the adjournment took place.

4 Quorum

4.1 Number for a quorum

At any meeting, any one or more Noteholders present in person or by Proxy form a quorum for the purposes of passing the resolutions shown in the table

below only if they alone or together hold (or in the case of Proxies, represent Noteholders who hold) Notes representing at least the proportion of the outstanding principal amount of the Notes of the relevant Series shown in the table below.

Type of resolution	Required proportion for any meeting except for adjourned meetings	Required proportion for adjourned meetings
Extraordinary Resolution requiring a Special Quorum	75%	25%
Extraordinary Resolution	50%	No requirement
Ordinary Resolution	10%	No requirement

In determining how many Noteholders are present, each individual attending as a Proxy is to be counted, except that:

(a) where a Noteholder has appointed more than one Proxy, only one is to be counted; and

(b) where an individual is attending both as a Noteholder and as a Proxy, that individual is to be counted only once.

4.2 Requirement for a quorum

An item of business (other than the choosing of a chairman) may not be transacted at a meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the time the first item of business is transacted, it is taken to be present when the meeting proceeds to consider each subsequent item of business unless the chairman of the meeting (on the chairman's own motion or at the request of a Noteholder or Proxy who is present) declares otherwise.

4.3 If quorum not present

If within 30 minutes after the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened on the requisition of Noteholders, is dissolved; and

(b) in any other case, is adjourned until a date, time and place the chairman appoints. The date of the adjourned meeting must be no earlier than 14 days, and no later than 42 days after, the date of the meeting from which the adjournment took place.

4.4 If quorum not present at adjourned meeting

If a quorum is not present within 15 minutes after the time appointed for any adjourned meeting, the chairman must dissolve the meeting.

5 Adjournment of a meeting

5.1 When a meeting may be adjourned

The chairman of a meeting may with the consent of (and must if directed by) any meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

5.2 Business at adjourned meeting

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

5.3 Notice of adjourned meeting

It is not necessary to give notice of an adjournment unless the meeting is adjourned because of a lack of a quorum. In that case, unless otherwise agreed in writing by each Noteholder, the Issuer must give 10 days' notice of the adjourned meeting to each person entitled to receive notice of a meeting under these provisions. The notice must state the quorum required at the adjourned meeting but need not contain any further information.

6 Voting

6.1 Voting on a show of hands

Every resolution put to a vote at a meeting must be decided on a show of hands unless a poll is properly demanded and the demand is not withdrawn.

A declaration by the chairman that a resolution has been carried, or carried by a particular majority, or lost or not carried by any particular majority, is conclusive evidence of the fact. Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

6.2 When is a poll properly demanded

A poll may be demanded by:

(a) the chairman;

(b) the Issuer; or

(c) one or more persons who alone or together hold (or represent Noteholders who hold) Notes representing at least 2% of the principal amount of the outstanding Notes.

The poll may be demanded before a vote is taken or before or immediately after the voting results on a show of hands are declared.

6.3 Poll

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman. The result of the poll is a resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

The demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll was demanded.

6.4 Equality of votes - chairman's casting vote

If there is an equality of votes either on a show of hands or on a poll, the chairman of the meeting has a casting vote in addition to any votes to which the chairman is entitled as a Noteholder or Proxy.

6.5 Entitlement to vote

A Noteholder (or, in the case of a Note registered as being owned jointly, the person whose name appears first in the Register) may be present and vote in person at any meeting in respect of the Note or be represented by Proxy.

Except where these provisions otherwise provide, at any meeting:

(a) on a show of hands, each Noteholder present in person and each other person present as a Proxy has one vote; and

(b) on a poll each Noteholder or Proxy present has one vote in respect of each principal amount equal to the Denomination of the Notes of the Series in respect of which the meeting is being held of Notes which are registered in that person's name or in respect of which that person is a Proxy.

Without affecting the obligations of the Proxies named in any Form of Proxy, any person entitled to more than one vote need not use all votes (or cast all the votes) to which it is entitled in the same way.

6.6 Entitlement to attend

The Issuer, the Registrar, the Noteholders and their respective financial and legal advisers may attend and speak at any meeting.

6.7 Objections to right to vote

A challenge to a right to vote at a meeting of Noteholders:

(a) may only be made at the meeting; and

(b) must be determined by the chairman, whose decision is final.

7 Proxies

7.1 Appointment of proxy

An Noteholder entitled to attend and vote at a meeting may appoint a Proxy to attend and act on that Noteholder's behalf in connection with any meeting by a Form of Proxy signed by the Noteholder. If the Noteholder is a corporation, the Form of Proxy must be executed in accordance with the Corporations Act.

7.2 Validity of Forms of Proxy

Forms of Proxy are valid for so long as the Notes to which they relate are registered in the name of the appointor but not otherwise.

7.3 Who may be a Proxy?

A Proxy:

(a) need not be a Noteholder; and

(b) may be an attorney, officer, employee, contractor, agent, representative of, or otherwise connected with, the Issuer.

7.4 Form of Proxy must be lodged with Issuer

A Form of Proxy will not be treated as valid unless it is (together with any power of attorney or other authority under which it is signed, or a copy of that power or authority certified in the manner as the Issuer may require) received by the Issuer (or a person appointed to act on behalf of the Issuer as specified in the notice of meeting) at the office specified in the notice of meeting no later than 48 hours before the meeting at which the Form of Proxy is to be used.

7.5 Revocation and amendment

Any vote given in accordance with the terms of a Form of Proxy is valid even if, before the Proxy votes, the relevant Noteholder:

(a) revokes or amends the Form of Proxy or any instructions in relation to it; or

(b) transfers the Notes in respect of which the proxy was given,

unless notice of that revocation, amendment or transfer is received from the Noteholder who signed that Form of Proxy by the Issuer (or a person appointed to act on behalf of the Issuer specified in the notice of meeting) at the office specified in the notice of meeting no later than 24 hours before the meeting at which the Form of Proxy is used.

8 Single Noteholder

If there is only one Noteholder, the Noteholder may pass a resolution by recording it and signing the record.

9 Circulating Resolutions

The Noteholders may without a meeting being held:

(a) pass an Ordinary Resolution, if within one month after the Notification Date, Noteholders representing more than 50% of the principal amount of outstanding Notes as at the Notification Date sign a document stating that they are in favour of the resolution set out in the document; or

(b) pass an Extraordinary Resolution, if within one month after the Notification Date, Noteholders representing at least 75% of the principal amount of outstanding Notes as at the Notification Date sign a document containing a statement that they are in favour of the resolution set out in the document.

Separate copies of a document may be used for signing by Noteholders if the wording of the resolution and statement is identical in each copy.

The resolution is passed when the last Noteholder signs it.

The accidental omission to give a copy of a Circulating Resolution to, or the non-receipt of a copy by, any Noteholder does not invalidate the Circulating Resolution.

10 Matters requiring an Extraordinary Resolution

The following matters require an Extraordinary Resolution of Noteholders:

(a) a variation of a provision of the Note Deed Poll, the Conditions or a right created under any of them, except for:

(i) a variation which may be made without the consent of Noteholders under Condition 14 ("Amendments"); and

(ii) a variation which requires a Special Quorum under paragraph 11 ("Extraordinary Resolutions requiring a Special Quorum");

(b) a waiver of any breach or other non-performance of obligations by the Issuer in connection with the Note Deed Poll, or the Conditions, or an authorisation of any proposed breach or non-performance;

(c) the authorisation of any person to do anything necessary to give effect to an Extraordinary Resolution;

(d) the exercise of any right, power or discretion under the Note Deed Poll or the Conditions that expressly requires an Extraordinary Resolution; and

(e) the appointment of any committee (which need not consist of Noteholders) to represent the interests of the Noteholders and the conferring on the committee of any rights, powers or discretions which the Noteholders may exercise by an Extraordinary Resolution.

11 Extraordinary Resolutions requiring a Special Quorum

The following matters require a Special Quorum to be present at the meeting:

(a) any proposal for any compromise of the rights of the Noteholders against the Issuer, whether those rights arise under the Note Deed Poll, the Conditions or otherwise;

(b) the exchange or substitution of the Notes for, or the conversion of the Notes into, shares, bonds or other obligations or securities of the Issuer or any other body corporate which is not expressly permitted under the Conditions;

(c) a change to the dates of maturity or redemption of any Notes or any date on which a payment of principal or interest is due on any Notes;

(d) a reduction or cancellation of an amount payable, or a change to the method of calculating an amount payable or a date of payment in respect of the Notes (other than where the reduction, cancellation or change is expressly provided for in the Conditions or where the modification increases the amount payable);

(e) a change to the due currency of any payment or denomination in respect of the Notes;

(f) a change to the majority required to pass an Extraordinary Resolution; and

(g) a change to the quorum (whether a Special Quorum or otherwise) required to pass an Extraordinary Resolution.

12 Matters requiring an Ordinary Resolution

The Noteholders have the power exercisable by Ordinary Resolution to do anything for which an Extraordinary Resolution is not required.

13 Effect and notice of resolution

13.1 Resolutions are binding

A resolution passed at a meeting duly convened and held (or by a Circulating Resolution duly sent and signed) in accordance with these provisions is binding on all Noteholders, whether or not they were present, or voted, at the meeting (or signed the Circulating Resolution).

13.2 Notice of resolutions

The Issuer must give notice to the Noteholders and the Registrar of the result of the voting on a resolution within 14 days of the result being known. However, a failure to do so does not invalidate the resolution.

13.3 Consent of Issuer

No resolution varying a provision of the Note Deed Poll, the Conditions or a right created under any of them is effective unless the Issuer consents to that variation.

14 Minutes

14.1 Minute books

The Issuer shall procure that minute books are kept in which are recorded:

(a) proceedings and resolutions of meetings; and

(b) Circulating Resolutions.

14.2 Minutes and Circulating Resolutions must be signed

The Issuer must ensure that:

(a) minutes of a meeting are signed by the chairman of the meeting or by the chairman of the next meeting; and

(b) Circulating Resolutions are signed by an authorised signatory of the Issuer.

14.3 Minutes and Circulating Resolutions conclusive

A minute or Circulating Resolution that is recorded and signed in accordance with these provisions, unless the contrary is proved, conclusive evidence:

(a) of the matters contained in it;

(b) that the meeting has been duly convened and held (or copies of the proposed Circulating Resolution have been duly sent and signed); and

(c) that all resolutions have been duly passed.

15 Further procedures

The Issuer may prescribe further regulations for the holding of, attendance and voting at meetings as are necessary or desirable and do not adversely affect the interests of the Noteholders.

16 Notes of more than one Series

16.1 Resolutions affecting one Series

A resolution which affects one Series of Notes only is taken to have been duly passed if passed at a meeting, or by a Circulating Resolution, of the Noteholders of that Series.

16.2 Resolutions affecting more than one Series

A resolution which affects more than one Series of Notes but does not give rise to a conflict of interest between the Noteholders of any of the Series so affected is taken to have been duly passed if passed at a single meeting, or by a Circulating Resolution, of the Noteholders of all Series so affected.

A resolution which affects more than one Series of Notes and gives or may give rise to a conflict of interest between the Noteholders of any of the Series so affected is taken to have been duly passed if passed at separate meetings, or by separate Circulating Resolutions, of the Noteholders of each Series so affected.

16.3 Legal opinions

The Issuer may rely on, and the Noteholders are bound by, a legal opinion from a leading law firm in Australia to the effect that a resolution:

(a) affects one Series of Notes only; or

(b) if it affects more than one Series of Notes, does not give rise to a conflict of interest, for the purposes of determining the meeting or meetings which need to be held for the purposes of this paragraph 16 ("Notes of more than one Series").

16.4 References to certain terms

Unless the contrary intention appears, a reference in these provisions to:

(a) a meeting is to a meeting of Noteholders of a single Series of Notes and references to "Notes" and to "Noteholders" are to the Notes of the Series in respect of which a meeting has been, or is to be, called and to the Noteholders of those Notes, respectively;

(b) a Circulating Resolution of Noteholders is to a Circulating Resolution of Noteholders of a single Series of Notes and references to "Notes" and to "Noteholders" are to the Notes of the Series in respect of which a Circulating Resolution has been, or is to be, passed and to the Noteholders of those Notes respectively;

(c) the Registrar is to the Registrars of each of the relevant Series of Notes acting jointly.

17 Interpretation

17.1 Incorporation of other defined terms

Terms which are defined in the Conditions have the same meaning when used in these provisions unless the same term is also defined in these provisions, in which case the definition in these provisions prevails. Subject to this, the remaining "Interpretation" provisions of the Conditions apply to these provisions.

17.2 Definitions

These meanings apply unless the contrary intention appears.

Circulating Resolution means a written resolution of Noteholders made in accordance with paragraph 9 ("Circulating Resolutions").

Conditions means the terms and conditions applicable to the Notes set out in schedule 1 ("Conditions") of the Note Deed Poll, as supplemented, amended or replaced by the Pricing Supplement applicable to those Notes.

Extraordinary Resolution means a resolution:

(a) passed at a meeting by at least 75% of the votes cast at which the requisite quorum is present as set out in paragraph 4.1 ("Number for a quorum"); or

(b) made in writing by Noteholders in accordance with paragraph 9(b) ("Circulating Resolutions").

Form of Proxy means a notice in writing in the form available from the Registrar.

Ordinary Resolution means a resolution:

(a) passed at a meeting by at least 50% of the votes cast at which the requisite quorum is present as set out in paragraph 4.1 ("Number for a quorum"); or

(b) made in writing by Noteholders in accordance with paragraph 9(a) ("Circulating Resolutions").

Proxy means a person so appointed under a Form of Proxy.

Notification Date means the date stated in the copies of a Circulating Resolution sent to Noteholders, which must be no later than the date on which that resolution is first notified to Noteholders.

Special Quorum has the meaning set out in paragraph 4.1 ("Number for a quorum").

17.3 Noteholders at a specified time

The time and date for determining the identity of a Noteholder who may be counted for the purposes of determining a quorum or attend and vote at a meeting, or sign a Circulating Resolution, is at the close of business in the place where the Register is kept on the date which is seven days before the date of the meeting or, for a Circulating Resolution, the Notification Date.

Note Deed Poll

Signing page

DATED: 13 February 2006

SIGNED by
as authorised representative for and
SEALED AND DELIVERED on
behalf of **ASIAN DEVELOPMENT
BANK** in the presence of:

Signature of witness

MAY YAP

Name of witness (block letters)

JUANITO LIMANDIBRATA
Assistant Treasurer

THE SEAL OF ASIAN DEVELOPMENT BANK
WAS AFFIXED IN ACCORDANCE WITH ITS
CONSTITUENT DOCUMENTS

Jeremy H. Hovland
Secretary

MALLESONS STEPHEN JAQUES

ASIAN DEVELOPMENT BANK
A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme

Programme Agreement

Dated 13 February 2006

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: AGF:GNH

Programme Agreement
Contents

Programme Agreement

Details

Interpretation – Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and **Arrangers** each as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	(632) 632 4120
	Telephone	(632) 632 4444
	Attention	Funding Division, Treasury Department
Arranger	Name	**Royal Bank of Canada**
	ABN	86 076 940 880
	Address	Level 46 2 Park Street Sydney NSW 2000
	Fax	(612) 9264 2855
	Telephone	(612) 9033 3222
	Attention	Head of Origination
Arranger	Name	**Westpac Banking Corporation**
	ABN	33 007 457 141
	Address	Level 8 255 Elizabeth Street Sydney NSW 2000
	Fax	(612) 9284 8008
	Telephone	(612) 9284 8173
	Attention	Director, Corporate Securities

Dealers	Dealers may be appointed, from time to time, by the Issuer for any Tranche of Notes in accordance with clause 13 ("Dealer appointment and termination").
Registrar	Reserve Bank of Australia or such other registrar as may be appointed.
Programme Limit	A$5,000,000,000 as varied by clause 16 ("Programme Limit").
Programme Documents	include: • this agreement • the Note Deed Poll • each Registry Services Agreement • each Pricing Supplement • each Relevant Agreement • each Note.
Governing law	New South Wales
Date of agreement	See Signing page

Programme Agreement

General terms

Interpretation – Definitions are at the end of this agreement before the schedules.

Part 1 The Programme

1 The Programme

1.1 The Programme

The Programme is an uncommitted debt issuance programme under which the Issuer may issue Notes to any one or more Dealers. Unless otherwise agreed with the Issuer, no Dealer is obliged to offer for sale, bid for or place any Notes. The Issuer need not issue any Notes under the Programme.

1.2 Appointments of Dealers

Each Dealer will be appointed in a Subscription Agreement pursuant to clause 13 ("Dealer appointment and termination").

1.3 Lead Manager

The Issuer may appoint, in relation to any Tranche or Series of Notes, one or more Dealers as the Lead Manager of that Tranche or Series and the details of the appointment must be specified in the relevant Pricing Supplement and Subscription Agreement.

1.4 Types of Notes

Notes issued under the Programme may be Notes which:

(a) are non-interest bearing or bear interest at a rate which is fixed, floating or calculated by reference to an index rate;

(b) are issued at a discount or premium or at par;

(c) amortise by reference to a schedule or formula;

(d) have principal or interest determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae; or

(e) have special conditions specified in the relevant Pricing Supplement.

1.5 Term of Programme

The Programme continues for a period of 30 years from the date of the Information Memorandum or, if earlier, until terminated by the Issuer.

1.6 Currencies

The parties acknowledge that Notes issued under the Programme may be denominated in currencies other than Australian dollars. Any agreement for the sale and purchase of a Note denominated in a currency other than Australian dollars is conditional on:

(a) it being lawful and in compliance with all requirements of any relevant authority, for Notes denominated in that currency to be issued, offered for sale and sold;

(b) that other currency being freely transferable and freely convertible into Australian dollars;

(c) Notes denominated in that other currency being capable of being transacted through the relevant Clearing System; and

(d) any appropriate amendments which the Issuer, the relevant Dealer or the relevant Calculation Agent require having been made to this agreement or any other Programme Document.

1.7 Additional issuance

The Dealers acknowledge that:

(a) nothing in the Programme Documents prohibits or restricts the Issuer, from issuing notes, bonds or other debt instruments (including, electronic certificates of deposit (ECDs), electronic promissory notes (EPNs) or other dematerialised securities in accordance with the Austraclear Regulations) otherwise than under the Programme; and

(b) the Issuer may, from time to time, issue and sell those notes, bonds or other debt instruments to third parties who are not Dealers.

2 Conditions precedent

2.1 Conditions to first issue

The Issuer agrees not to issue any Notes under the Programme until each of the Arrangers has received every item listed in schedule 1 ("Conditions precedent") in form and substance satisfactory to them. Any item required to be certified must be certified by an authorised signatory of the Issuer or any Authorised Officer of the Issuer as being true and complete as at a date no later than the date of this agreement. The Arrangers agree to notify the Issuer as soon as practicable after they receive the final item.

2.2 Conditions to each issue

A Dealer need not accept delivery of, or pay for, any Notes under the relevant Subscription Agreement unless, as at the proposed Issue Date:

(a) there is an Information Memorandum in relation to those Notes that has not been withdrawn;

(b) the representations and warranties in clause 8.1 ("Representations and warranties") are correct and not misleading and, since the date of the Relevant Agreement in respect of the proposed issue of Notes, no event has occurred making those representations and warranties untrue or incorrect in a manner which is material in the context of the issue and offer of the Notes, from when they were made or taken to be made in accordance with clause 8.2 ("Repetition of representations and warranties");

(c) since the date of the Relevant Agreement in respect of the proposed issue of Notes, the rating of the Issuer as of the date of the Relevant Agreement has not been downgraded and the Rating Agency has not issued a statement of negative outlook in relation to the Notes or placed the Issuer on "credit watch" with negative implications (or other similar publication of formal review by the Rating Agency);

(d) each Registry Services Agreement required for the Issuer to issue those Notes has been fully signed by the parties to it;

(e) no Event of Default continues unremedied;

(f) the Issuer has delivered an opinion of in-house counsel to the Issuer, dated such Issue Date and addressed to each Dealer that is a party to the relevant Subscription Agreement, for the issue of Notes on such Issue Date, to the effect that:

(i) the Issuer has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of such Notes;

(ii) the creation, issue, sale and delivery of such Notes have been duly authorised; and when such Notes have been duly issued, delivered and paid for in accordance with the applicable Subscription Agreement, such Notes will constitute valid, binding and enforceable obligations of the Issuer in accordance with their terms; and

(iii) the applicable Subscription Agreement and Pricing Supplement have each been duly authorised, executed and delivered by the Issuer and each constitutes a valid and binding agreement of the Issuer.

In rendering its opinion, such counsel may state that its opinion is limited to matters of public international law, including without limitation the Charter and Bylaws of the Issuer, the Rules of Procedure of the Board of Governors of the Issuer and the Rules of Procedure of the Board of Directors of the Issuer; to the extent that any opinion is expressed as to the validity and binding effect of any agreement or instrument executed by the Issuer which by its terms is governed by national law, such opinion as to matters of public international law may be given upon assumption of the validity and binding effect of such agreement or instrument under such national law;

(g) the Issuer has delivered a signed copy of a Pricing Supplement to the Dealer;

(h) the Issuer and the Dealer have signed a Subscription Agreement in respect of the relevant Notes;

(i) if Notes are to be listed on the Australian Stock Exchange or any other stock exchange, the Australian Stock Exchange or other stock exchange has agreed, on or before the Issue Date, to list the Notes subject only to their issue or other conditions acceptable to the Dealers and the Issuer;

(j) no Market Disaster has occurred and is subsisting in circumstances where since the signing of the Subscription Agreement the Issuer or a Lead Manager (or the Dealer if there is no Lead Manager) has:

   (i) given written or oral notice to the Issuer, the Lead Manager or the Dealer (as the case may be) of the occurrence of the Market Disaster together with advice (where reasonably practicable, in writing) in reasonable detail of the circumstances giving rise to the Market Disaster; and

   (ii) where reasonably practicable, consulted with the Issuer, the Lead Manager or the Dealer (as the case may be) in relation to the Market Disaster.

2.3 Benefit of conditions and waiver

Each condition precedent in clause 2.2 ("Conditions to each issue") is for the benefit of a Dealer and may be waived by it by notice in writing to the Issuer. A waiver does not affect any other Dealer.

Part 2 Notes

3 Procedures for offer and acceptance of Notes

3.1 Issue of Notes to Dealers

The Issuer may from time to time agree with one or more Dealers to issue a Tranche of Notes by way of private placement with one or more Dealers (**"Private Issue"**) or as a syndicated issue with one or more Dealers under which one or more of them are appointed as a Lead Manager (**"Syndicated Issue"**), at the prices and on terms agreed between the Issuer and relevant Dealer.

3.2 Preparation of Subscription Agreement

The Issuer (or a Lead Manager or a Dealer at the request of the Issuer) agrees to ensure that a Subscription Agreement and Pricing Supplement is prepared and entered into in respect of each proposed issue.

3.3 Promotion of secondary market in Syndicated Issue

Each Dealer party to a Subscription Agreement in relation to a Syndicated Issue of Notes agrees to use reasonable endeavours, subject to market conditions, to facilitate liquidity in those Notes in the secondary market. Each Dealer and the Issuer may agree additional terms with regard to facilitating liquidity in the relevant Notes in the secondary market, such terms to be set out in the relevant Subscription Agreement.

3.4 No obligation to facilitate liquidity in Private Issue

Unless otherwise agreed, each Dealer party to a Subscription Agreement in relation to a Private Issue of Notes is not obliged to facilitate liquidity in those Notes, other than in respect of a further Tranche of an existing Syndicated Issue issued by way of Private Issue. In that case the Dealer agrees to use reasonable endeavours, subject to market conditions, to facilitate liquidity in those Notes in the secondary market.

3.5 General procedures

The Issuer and one or more Dealers may from time to time agree procedures for the making of requests and bids, the timing of sales and settlements and any other matter in connection with an issue of any Notes by the Issuer.

3.6 Third party sales by the Issuer

Despite clause 3.1 ("Issue of Notes to Dealers"), the Dealers acknowledge that the Issuer may, from time to time, issue and sell Notes to third parties who are not Dealers .

4 Form of Notes

4.1 Form of Notes

Each Note must:

(a) be denominated in Australian dollars or a Specified Currency;

(b) be registered on a Register located in Sydney (or any other place in New South Wales agreed between the Issuer and the Registrar);

(c) be debt obligations of the Issuer which are constituted by, and owing under, the Note Deed Poll and be subject to the Conditions;

(d) be issued in a Denomination specified in the relevant Pricing Supplement;

(e) have a Tenor of more than 365 days (or as otherwise specified in the relevant Pricing Supplement); and

(f) have an Issue Date which is a Business Day.

4.2 Pricing Supplement

The Pricing Supplement may provide for additional terms applying to Notes of any Series, and the Conditions may be varied by the terms of the Pricing Supplement.

To the extent the terms of the Pricing Supplement are inconsistent with the provisions of any Programme Document, the terms of that Programme Document are varied by the terms of the Pricing Supplement in respect of those Notes.

4.3 Description of Notes

Notes of any Series may be described as "Fixed Rate Notes", "Floating Rate Notes", "Zero Coupon Notes", "Structured Notes" or by another marketing name specified in the relevant Pricing Supplement.

Part 4 Payment and issue of Notes

5 Payment and issue of Notes

5.1 Clearing Systems

Each issue of Notes may be transacted either:

(a) through a Clearing System;

(b) outside any Clearing System; or

(c) by a combination of (a) and (b).

5.2 Transactions through a Clearing System

If transactions in respect of the Notes are to be made through a Clearing System, on the Issue Date for the Notes:

(a) the Issuer agrees to lodge the Notes, or arrange for the Notes to be lodged in the relevant Clearing System and request that those Notes be transferred to the account of each Dealer (or any other account as directed by that Dealer) against payment of the relevant portion of the Purchase Price; and

(b) each Dealer agrees to pay the Purchase Price for the relevant Notes to be purchased by it:

(i) in the case of Notes to be lodged in the Austraclear System, by effecting settlement through the Austraclear System on the Issue Date for those Notes; or

(ii) in the case of Notes lodged in another Clearing System, by transferring funds to the relevant account of a paying agent with that Clearing System or its nominee for value on the Issue Date for those Notes; or

(iii) in any other manner agreed between the Issuer and that Dealer.

5.3 Clearing System rules apply

Transactions between the Issuer and Dealer relating to Notes lodged in a Clearing System are subject to the rules and regulations of that Clearing System.

5.4 Transactions not through a Clearing System

If transactions in respect of a Note are not to be transacted through a Clearing System then on the Issue Date for the Note:

(a) the Issuer agrees to procure the issue of and the registration of the Notes in the name of the Dealers (or as otherwise directed by the Dealers) for their respective allocations against payment of the Purchase Price; and

(b) each Dealer agrees to pay the Purchase Price for the Notes to be purchased by it in immediately available funds in the manner agreed between the Issuer and the Dealer; and

(c) as soon as possible after it receives payment under paragraph (b), the Issuer agrees to issue or procure the issue to the Dealer of so many numbers of marked transfer and acceptance forms for the Notes purchased by the Dealer on that date as the Dealer reasonably requests.

Part 5 Standard terms

6 Dealers' acknowledgments and obligations

6.1 No disclosure document or prospectus

Unless specified in the relevant Pricing Supplement, each Dealer acknowledges that:

(a) no prospectus or other disclosure document in relation to Notes or the Programme has been lodged with the Australian Securities and Investments Commission; and

(b) no action has been taken, or will be taken, in any jurisdiction which would permit a public offering of the Notes, or possession or distribution of the Information Memorandum or any other offering material in relation to Notes, in any jurisdiction where action for that purpose is required.

6.2 Dealers to observe applicable law

Each Dealer agrees to comply with any applicable law or directive in any jurisdiction in which it may subscribe for, offer, sell or transfer Notes.

Each Dealer (i) shall ensure that offers to purchase the Notes shall not be accepted unless it is satisfied that the identity of the subscribers of the Notes has been sufficiently established, (ii) represents that its policies and procedures include "know your customer" policies and procedures that satisfy the

requirements of law applicable to it, and (iii) shall comply with the laws of Australia in relation to anti-money laundering and the financing of terrorism.

6.3 Selling restrictions

Each Dealer agrees that it will not directly or indirectly subscribe for, offer, sell or transfer Notes, or distribute any Information Memorandum or other offering material in relation to the Notes, in any jurisdiction except in accordance with:

(a) this agreement;

(b) the restrictions set out in schedule 4 ("Selling restrictions");

(c) any additional restrictions which are set out in the applicable Subscription Agreement or the relevant Pricing Supplement; and

(d) any applicable law or directive of that jurisdiction.

6.4 Change to selling restrictions

The Issuer may change the restrictions set out in schedule 4 ("Selling restrictions") following a change in any law or directive or in its interpretation or administration by an authority or the introduction of a new law or directive.

Any change must be included in any relevant Pricing Supplement and any relevant Subscription Agreement, where relevant to that issue of Notes.

If a Dealer has agreed to purchase Notes in accordance with this agreement, the Issuer may not change the restrictions set out in schedule 4 ("Selling restrictions") until after those Notes have been issued unless that Dealer otherwise consents unless such change reflects a change in law or directive or its interpretation or administration by an authority or the introduction of a new law or directive.

6.5 Dealers to obtain authorisations

Each Dealer agrees to obtain all authorisations (including an Australian financial services licence) required by it for the subscription, offer, sale or transfer by it of Notes under any applicable law or directive in any jurisdiction to which it is subject or in which it subscribes for, offers, sells or distributes Notes. Neither the Issuer, any Lead Manager nor either Arranger has any responsibility for obtaining those authorisations.

7 Information Memorandum

7.1 Issuer to give copies of the Information Memorandum and other documents

The Issuer agrees to give to each Dealer upon request, prior to the Issue Date relating to the relevant Notes, copies of:

(a) the Information Memorandum and each supplement, amendment, or replacement of it;

(b) the documents incorporated by reference in it;

(c) each Pricing Supplement relating to the Notes in respect of which a Dealer is a Dealer; and

(d) the Registry Services Agreement,

in each case in such number as may from time to time reasonably be requested by each Dealer.

7.2 Authority to distribute

Subject to clause 6 ("Dealers' acknowledgements and obligations"), the Issuer authorises each Dealer to give to actual and potential purchasers of the Notes copies of the Information Memorandum.

The Issuer may from time to time update the Information Memorandum and each Dealer agrees to only use the most recent Information Memorandum received by them except as otherwise permitted under clause 7.4 ("Secondary market distribution").

7.3 Authorised information

The Issuer has not authorised the Dealers to give any information or make any representation in connection with the Notes, the Programme or the financial condition or affairs of the Issuer which is not contained in, or consistent with, the most recent Information Memorandum.

However, this does not prevent a Dealer giving actual or potential purchasers of Notes:

(a) copies of written confirmation of ratings made by the Rating Agency in relation to the Issuer, the Notes or the Programme which have not been notified to that Dealer by the Issuer as being withdrawn or out of date and in accordance with any requirements from the Rating Agency; and

(b) any other information or representation approved from time to time by the Issuer in writing and which has not been notified to that Dealer by the Issuer as being withdrawn or out of date.

7.4 Secondary market distribution

For the purpose of facilitating a secondary market in Notes issued before the most recent Information Memorandum, the Dealers may distribute a copy of the Information Memorandum in force at the date of issue of those Notes to existing holders, and potential purchasers, of those Notes. The Dealers agree that they may only do this if they expressly draw to the attention of those persons that the Information Memorandum is provided only for the purpose of giving information in relation to the Conditions of those Notes.

8 Representations and warranties

8.1 Representations and warranties

In respect of each issue of Notes, the Issuer represents and warrants to the relevant Dealer(s) that:

(a) the Information Memorandum does not, and any applicable Pricing Supplement (when read together with the Information Memorandum) will not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty does not apply to statements in or omissions from the Information Memorandum based upon information concerning any Dealer furnished to the Issuer in writing by or on behalf of such Dealer expressly for use therein; and

(b) the Issuer is duly established and existing under the Agreement Establishing the Asian Development Bank (**"Charter"**); and

(c) any applicable Pricing Supplement and Subscription Agreement, as of its date, has been duly authorised, executed and delivered by the Issuer; and

(d) the creation, issue, sale, execution and delivery of the Notes specified in the applicable Pricing Supplement have been duly authorised, and when duly issued, delivered and paid for, such Notes will constitute valid, binding and unconditional, direct, general obligations of the Issuer, enforceable in accordance with their terms; the Notes will rank pari passu without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise, with all other bonds, notes or other debt obligations or guarantees of the Issuer then outstanding and relating to its ordinary capital resources; the Notes will conform in all material respects to the description thereof contained in the Information Memorandum and the applicable Pricing Supplement; and neither the issuance or sale of such Notes nor the taking of any other action herein contemplated will result in a breach by the Issuer of any terms of, or constitute a default under, any agreement or undertaking of the Issuer; and

(e) the Registry Services Agreement has been duly authorised, executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms; and

(f) there has not been any material adverse change in the condition, financial or otherwise, of the Issuer from that set forth in the Information Memorandum since the date of the most recent financial statements contained in the Information Memorandum; and

(g) the Issuer has obtained, or prior to the Issue Date of any particular issue of Notes will have obtained, all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes specified in the applicable Pricing Supplement; and

(h) the aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of the Notes specified in the applicable Pricing Supplement, together with the aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued by the Issuer in the same calendar year does not exceed the amount authorised by the Board of Directors of the Issuer in its global borrowing authorisation for such calendar year.

8.2 Repetition of representations and warranties

The representations and warranties in this clause 8 are taken to be made (by reference to the then current circumstances) on:

(a) the date of each Subscription Agreement; and

(b) each Issue Date.

8.3 Reliance

The Issuer acknowledges that each Dealer has entered into the respective Relevant Agreement in reliance on the representations and warranties in this clause 8.

9 Undertakings

In respect of each issue of Notes, the Issuer undertakes to the relevant Dealer(s):

(a) if any event shall occur as a result of which, in the judgment of the Issuer, the Information Memorandum or any applicable Pricing Supplement (when read together with the Information Memorandum) as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Issuer shall promptly notify those Dealers party to the relevant Subscription Agreement in respect of Notes that have not, as of such time, been issued, and shall prepare an amendment or supplement to the Information Memorandum or such Pricing Supplement, as the case may be, that will correct such untrue statement or omission; and

(b) before amending or supplementing any applicable Pricing Supplement or, in respect of any particular issue of Notes, the Information Memorandum, the Issuer shall furnish those Dealers party to the relevant Subscription Agreement in respect of Notes that have not, as of such time, been issued copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers and their counsel; and

(c) if (i) there has been any downgrading of one or more of the Issuer's ratings by a credit rating agency that rates the Issuer's debt securities, or if the Issuer has received any notice from such an agency of (A) any intended or potential downgrading or (B) any review with possible

negative implications in respect of one or more of the Issuer's ratings, (ii) the representations and warranties of the Issuer contained herein will not be true and correct on an Issue Date as though made at and as of such date, (iii) the Issuer will not have performed all of its obligations under the applicable Subscription Agreement required to be performed or satisfied on or prior to such Issue Date, or (iv) the Information Memorandum does not contain all material information relating to the assets and liabilities, financial position, and net income of the Issuer, or anything has happened or is expected to happen that would require the Information Memorandum to be supplemented or updated, then the Issuer shall promptly so notify each relevant Dealer that has entered into any Subscription Agreement in respect of Notes that have not, as of such time, been issued and

(d) in relation to any Notes issued by it, which are to be listed on the Australian Stock Exchange or any other stock exchange:

(i) to use its reasonable endeavours to obtain and maintain the listing of those Notes; and

(ii) to comply with the rules and requirements of the Australian Stock Exchange or that other stock exchange in connection with those Notes (including any undertaking it gives to the Australian Stock Exchange or such other stock exchange in connection with those Notes).

10 Fees

The Issuer agrees to pay the Dealers' fees (if any) in respect of Notes that it issues as may be agreed between them from to time.

11 Costs and indemnities

11.1 What the Issuer agrees to pay

The Issuer and the relevant Dealer(s) will agree separately in writing which party or parties shall be responsible for the payment of certain costs in relation to the relevant Notes.

The Issuer agrees to pay amounts due under this clause on demand from the relevant Dealer.

11.2 Indemnity by Issuer

The Issuer indemnifies each Dealer against any liabilities or loss arising from, and any reasonable Costs incurred in connection with, any untrue statement or alleged untrue statement of a material fact contained in the Information Memorandum or any Pricing Supplement in connection with the offer and sales of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or

alleged untrue statement or omission based upon information relating to such Dealer furnished to the Issuer in writing by such Dealer expressly for use therein.

No amount is payable under this clause to the extent the liability, loss or Costs are due to the fraud, wilful misconduct or negligence of the Dealer.

The Issuer agrees to pay amounts due under this indemnity on demand from the relevant Dealer.

11.3 Indemnity by Dealers

Each Dealer, on a several and not joint basis, indemnifies the Issuer, against any liability or loss arising from, and any reasonable Costs incurred in connection with, any failure by that Dealer:

(a) to comply with its obligations set out in this agreement;

(b) to pay any sum due in respect of the purchase of any Note, or to purchase any Note which the Dealer is obliged to purchase, including any liability or loss arising from, and any Costs incurred by the Issuer in connection with, the raising of funds to cover any short fall in funds as a result of that Dealer's default.

No amount is payable under this clause to the extent the liability, loss or Costs are due to the fraud, wilful misconduct or negligence of the Issuer.

Each Dealer agrees to pay amounts due under this indemnity on demand from the Issuer.

11.4 Payment of third party losses

Each person (**"Indemnifier"**) indemnifying another person (**"Indemnified Person"**) under clause 11.2 ("Indemnity by Issuer") or clause 11.3 ("Indemnity by Dealers") agrees to pay on demand to the relevant Indemnified Person, an amount equal to any liability or loss and any Costs of the kind referred to in clause 11.2 ("Indemnity by Issuer") (if the Indemnified Person is a Dealer) or clause 11.3 ("Indemnity by Dealers") (if the Indemnified Person is the Issuer) suffered or incurred by any director, attorney, employee, officer, contractor or agent of that Indemnified Person.

No amount is payable under this clause to the extent the liability, loss or Costs referred to above are due to the fraud, wilful misconduct or negligence of the relevant person.

No Indemnified Person has any duty or other obligation (whether as fiduciary or trustee or otherwise) to recover any such payment or to account to any other person for any amounts paid to it under this clause 11.4.

11.5 Claims under indemnity

If an Indemnified Person under clause 11.2 ("Indemnity by Issuer") or clause 11.3 ("Indemnity by Dealers") (as the case may be) becomes aware of a claim, demand or action (each a **"Claim"**) that may result in amounts being payable

under that indemnity, the Indemnified Person must promptly notify the Indemnifier in writing (but failure to do so does not relieve the Indemnifier from liability).

11.6 Conduct of claims

The Indemnified Person agrees:

(a) to consult in good faith and agree with the Indemnifier as to the identity of the legal advisers to be retained to represent the Indemnified Person in relation to any Claim;

(b) to keep the Indemnifier informed at all times about the status of any Claim and consult in good faith with the Indemnifier about the conduct of the defence of the Claim; and

(c) to conduct the defence of the Claim in the same manner it would if it did not have the benefit of the indemnity under clause 11.2 ("Indemnity by Issuer") or clause 11.3 ("Indemnity by Dealers") (as the case may be).

11.7 Reasonable details

Any claim made by an Indemnified Person under an indemnity must be accompanied by a statement giving reasonable details of the calculation of the amount in respect of which the indemnity is claimed.

11.8 Consent to settlement

The Indemnifier need not indemnify an Indemnified Person in connection with any Claim which is settled or compromised by the Indemnified Person without the consent of the Indemnifier (unless the Indemnifier has unreasonably withheld or delayed its consent).

Part 6 Dealers and Agents

12 Scope of relationship

12.1 Dealers' relationships

The appointment as a Dealer or Lead Manager does not mean that the Dealer or Lead Manager:

(a) is a trustee for the benefit of;

(b) is a partner of; or

(c) has a fiduciary duty to, or other fiduciary relationship with,

any Dealer, the Issuer or any other person.

12.2 Dealers not acting as agent of Issuers

All purchases of Notes by a Dealer are made by it acting as principal. No Dealer is acting as agent of the Issuer under any Programme Document.

12.3 Nature of obligations

Except as expressly provided in this agreement, the obligations of the Issuer and each Dealer under the Programme Documents are several and independent and:

(a) the failure of one or more of them to comply with their obligations does not relieve the others of their respective obligations;

(b) no one of them is responsible for the failure of any one or more of the others to comply with their obligations; and

(c) each of them may separately enforce its rights against the others.

12.4 Nature of obligations under Subscription Agreement

Nothing in clause 12.3 ("Nature of obligations") prevents one or more Dealers from entering into a Subscription Agreement jointly or individually.

13 Dealer appointment and termination

13.1 Appointment of Dealers

The Issuer may from time to time appoint reputable financial institutions as Dealers in relation to a particular Tranche of Notes. Dealers have all of the rights and obligations expressed to be applicable to Dealers set out in this agreement.

13.2 When appointment of Dealer takes effect

The appointment of a financial institution as a Dealer takes effect when a Subscription Agreement substantially in the form set out in Schedule 2 ("Form of Subscription Agreement") in respect of that Tranche containing appointment provisions is signed.

13.3 Rights of Dealers

Subject to clause 18.9 ("Indemnities"), Dealers have no further rights under this agreement, when the relevant Notes have been issued.

This discharge does not prejudice any accrued right.

14 Calculation Agents

14.1 Appointment of Calculation Agent

The Issuer agrees to appoint a Calculation Agent if it is required by the relevant Conditions.

14.2 Calculation Agency Agreements

The Issuer and each Calculation Agent must execute an agreement substantially in the form of the agreement set out in schedule 5 ("Form of Calculation Agency Agreement").

14.3 Dealer as calculation agent

If a Dealer is to be the calculation agent in respect of an issue of Notes and an agreement set out in schedule 5 ("Form of Calculation Agency Agreement") has not been executed by the Issuer and that Dealer, the Dealer will be taken to have entered into an agreement in that form in relation to those Notes.

Part 7 General

15 Dealing with interests

No party may assign or otherwise deal with its rights under (in the case of the Issuer) any Programme Document or (in the case of the other parties to this agreement) this agreement or a Relevant Agreement, or allow any interest in them to be varied, without the consent of each other party to that Programme Document. Nothing in this clause affects the rights of Dealers to transfer Notes.

16 Programme Limit

16.1 Variation of Programme Limit

The Issuer may vary the Programme Limit by giving at least 10 days' notice substantially in the form set out in schedule 6 ("Notice of variation of Programme Limit") to the Registrar. The Programme Limit may not be reduced to an amount which is less than the outstanding principal amount of the outstanding Notes.

16.2 When variation takes effect

The variation to the Programme Limit takes effect on the date specified in the notice given under clause 16.1 ("Variation of Programme Limit").

16.3 References to the varied Programme Limit

On and from the date the variation to the Programme Limit takes effect, all references in the Programme Documents to the Programme Limit or the amount of the Programme are taken to be references to the varied amount.

16.4 Determination of Programme Limit

For the purposes of determining whether any issue of Notes falls within the Programme Limit, the outstanding principal amount of any Note denominated in a currency other than Australian dollars is the Australian Dollar Equivalent of that principal amount as at the date of the agreement for the issue of that Note.

17 Notices

17.1 Form

Unless expressly stated otherwise in the Programme Document, all notices, certificates, consents, approvals, waivers and other communications in connection with that Programme Document must be in writing, signed by an Authorised Officer of the sender and marked for attention as set out or referred to in the Details or, if the recipient has notified otherwise, marked for attention in the way last notified.

17.2 Delivery

They may be:

(a) left at the address set out or referred to in the Details or, in the case of a Dealer, at the address notified by such Dealer to the Issuer;

(b) sent by prepaid post (airmail, if appropriate) to the address set out or referred to in the Details or, in the case of a Dealer, to the address notified by such Dealer to the Issuer; or

(c) sent by fax to the fax number set out or referred to in the Details or, in the case of a Dealer, to the fax number notified by such Dealer to the Issuer.

However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

17.3 When effective

They take effect from the time they are taken to be received unless a later time is specified in them.

17.4 Deemed receipt - postal

If sent by post, they are taken to be received three days after posting (or ten days after posting if sent to or from a place outside Australia).

17.5 Deemed receipt - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

17.6 Deemed receipt - general

Despite clauses 17.4 ("Deemed receipt - postal") and 17.5 ("Deemed receipt - fax"), if they are received after 5.00 pm in the place of receipt or on a non-Business Day, they are taken to be received at 9.00 am on the next Business Day.

18 General

18.1 Application to Programme Documents

If anything in this clause 18 ("General") is inconsistent with a provision in another Programme Document, then the provision in the other Programme Document prevails for the purposes of that Programme Document.

18.2 Prompt performance

Subject to clause 18.12 ("Time of the essence"):

(a) if this agreement or a Relevant Agreement specifies when a party agrees to perform an obligation, the party agrees to perform it by the time specified; and

(b) each party agrees to perform all other obligations promptly.

18.3 Consents

Each party agrees that if it relies on a consent given by another party in connection with this agreement or a Relevant Agreement, it will comply with all conditions in that consent.

18.4 Certificates

A Lead Manager or a Dealer may give the Issuer a certificate about an amount payable in connection with this agreement or a Relevant Agreement. The certificate is sufficient evidence of the amount, unless it is proved to be incorrect.

18.5 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent under this agreement or a Relevant Agreement in any way it considers appropriate (including by imposing conditions) unless this agreement expressly provides otherwise.

18.6 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time under this agreement or a Relevant Agreement the party may still exercise it later.

18.7 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy under this agreement or a Relevant Agreement.

18.8 Remedies cumulative

The rights and remedies of a party under this agreement or a Relevant Agreement are in addition to other rights and remedies given by law independently of this agreement or a Relevant Agreement.

18.9 Indemnities

Any indemnity in this agreement or a Relevant Agreement is a continuing obligation, independent of a party's other obligations under this agreement or a Relevant Agreement and continues after the agreement ends (and after the appointment of a Dealer ends).

18.10 Rights and obligations are unaffected

Rights given to a party under this agreement or a Relevant Agreement and the Issuer's liabilities under it are not affected by anything which might otherwise affect them at law.

18.11 Supervening legislation

Any present or future legislation which operates to vary the obligations of the Issuer in connection with this agreement or a Relevant Agreement with the result that the Dealer's rights, powers or remedies are adversely affected (including by way of delay or postponement) is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.

18.12 Time of the essence

Time is of the essence in any agreement or a Relevant Agreement in respect of an obligation of a party to pay money.

18.13 Variation and waiver

A provision of this agreement or a Relevant Agreement, or right created under it, may not be waived or varied except in writing signed by the party or parties to be bound.

18.14 Confidentiality

Each party agrees not to disclose information provided by any other party that is not publicly available (including the existence of or contents of any Programme Document specified in the Details) except:

(a) to any person in connection with an exercise of rights or a dealing with rights or obligations under a Programme Document;

(b) to officers, employees, legal and other advisers and auditors of the Issuer or a Dealer;

(c) to any party to this agreement or any Related Entity of any party to this agreement, provided the recipient agrees to act consistently with this clause 18.14;

(d) with the consent of the party who provided the information (such consent not to be unreasonably withheld); or

(e) as required by any law, a regulator or stock exchange.

Each party consents to disclosures made in accordance with this clause 18.14.

18.15 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

18.16 Governing law

This agreement is governed by the law in force in the place specified in the Details, and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

18.17 Serving documents

Without preventing any other method of service, any document in a court action may be served on a party by being delivered to or left at that party's address for service of notices under clause 17 ("Notices").

18.18 Agent for service of process

The ADB Pacific Liaison and Coordination Office of Level 18, 1 Margaret Street (corner of Clarence and Margaret streets), Sydney NSW 2000 may be served with any document referred to in clause 18.17. If for any reason that person ceases to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document and promptly notify the Arrangers and the Dealers of such appointment.

19 Interpretation

19.1 Definitions

These meanings apply unless the contrary intention appears:

Arrangers mean the persons so described in the Details and each of them shall be an "**Arranger**".

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear Regulations means the regulations known as "Austraclear System Regulations" established by Austraclear to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear for holding securities and electronic recording and settling of transactions in those securities between members of the system.

Australian Dollar Equivalent means on any day:

(a) in relation to any Note denominated in Australian dollars, the principal amount of that Note; and

(b) in relation to any Note denominated in any other currency, the amount in Australian dollars which would be required to purchase the principal amount of that Note as expressed in that other currency at the spot rate of exchange for the purchase of that other currency with Australian dollars quoted by Calculation Agent or the Dealer at or about 11.00am on that day.

Australian Stock Exchange means the Australian Stock Exchange Limited (ABN 98 009 624 691).

Authorised Officer means:

(a) in the case of a Dealer or a Lead Manager, a director or secretary of the Dealer or Lead Manager as the case may be or an officer of that party whose title contains the word "director", "chief", "head", "president", "manager" or "dealer", or a person performing the functions of any of them, or any other person appointed by that party as an Authorised Officer for the purposes of the Programme Documents; and

(b) in the case of the Issuer, a person appointed by the Issuer as an Authorised Officer for the purposes of the Programme Documents whose specimen signature has been given to the Arrangers.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in such place(s) as may be specified in the relevant Pricing Supplement.

Calculation Agent means the Registrar or any other person specified in the Pricing Supplement as the party responsible for calculating the interest rate and other amounts required to be calculated under the Conditions or specified in the relevant Pricing Supplement.

Charter means the Agreement Establishing the Asian Development Bank.

Clearing System means:

(a) the Austraclear System; or

(b) any other clearing system specified in the Pricing Supplement.

Conditions means, in relation to a Note, the terms and conditions applicable to that Note set out in the Note Deed Poll as supplemented, amended or replaced by the relevant Pricing Supplement.

Corporations Act means the Corporations Act 2001 of Australia.

Costs includes costs, charges and expenses, including those incurred in connection with advisers.

Dealer means subject to clause 1.2 ("Appointment of Dealers"), each Dealer appointed in a Subscription Agreement pursuant to clause 13.2 ("When appointment of Dealer takes effect"), other than a Dealer whose appointment has expired under clause 13 ("Dealer appointment and termination").

Denomination means the notional face value of a Note.

Details means the section of this agreement headed "Details".

Event of Default has the meaning given to it in the Conditions.

GST means a goods and services or similar tax imposed in Australia.

Information Memorandum means any information memorandum (and any supplements to it) prepared on behalf of, and approved by, the Issuer in connection with the issue of Notes and includes:

(a) all documents incorporated by reference in it; and

(b) any other information (including a Pricing Supplement) approved by the Issuer from time to time.

Issue Date means, in relation to a Tranche, the date on which a Note is, or is to be, issued.

Issuer means the person so described in the Details.

Lead Manager means, in relation to any Tranche, a Dealer who is specified in the relevant Pricing Supplement and related Subscription Agreement as the "Lead Manager" or a "Joint Lead Manager" for that Tranche. A reference to "Lead Manager" is a reference to the Lead Manager or the Joint Lead Managers of a Tranche (as the case may be).

Market Disaster means a change in national or international financial, political or economic conditions that, in the reasonable opinion of the Issuer or the Lead Manager or (if none) the relevant Dealer has, or is likely to have, a material adverse effect on the offering, placement, distribution or sale of the Notes or dealings in the Notes in the secondary market.

Material Adverse Effect means a material adverse effect on the Issuer's ability to comply with its obligations under the Notes.

Maturity Date means the date so specified in, or determined in accordance with, the Pricing Supplement as the date for redemption of that Note.

Note means a medium term debt obligation issued or to be issued by the Issuer under this agreement and which is constituted by, and owing under, the Note Deed Poll, the details of which are recorded in, and evidenced by, entry in the Register.

Note Deed Poll means the deed poll so entitled executed by the Issuer on or about the date of this agreement.

Pricing Supplement means, in respect of a Tranche, a pricing supplement based on the form of schedule 3 ("Form of Pricing Supplement") duly completed and signed by the Issuer.

Private Issue means an issue of Notes as so described in clause 3.1 ("Issue of Notes to Dealers").

Programme means the uncommitted revolving programme for the issue of Notes as described in this agreement and the Information Memorandum.

Programme Documents means the documents described as such in the Details and any document which the Issuer acknowledges in writing to be a Programme Document.

Programme Limit means the amount set out as such in the Details as varied in accordance with clause 16 ("Programme Limit").

Purchase Price means in relation to Notes being issued to a Dealer, the price payable by the Dealer to the Issuer under the Subscription Agreement executed in respect of those Notes.

Rating Agency means each of Moody's Investors Service Inc., Standard & Poor's and Fitch Ratings.

Register means a register, including any branch register, of holders of Notes established and maintained by or on behalf of the Issuer under a Registry Services Agreement.

Registrar means the person so described in the Details or any other person appointed by the Issuer under a Registry Services Agreement to establish and maintain the Register on the Issuer's behalf from time to time.

Registry Services Agreement means:

(a) the agreement titled "Registry Services Agreement" dated 15 September 1998 between the Issuer and the Registrar in relation to the Notes

(b) any other agreement between the Issuer and the Registrar specified in the relevant Pricing Supplement; or

(c) any other registry services agreement entered into by the Issuer in relation to an issue of Notes.

Related Entity has the meaning it has in the Corporations Act.

Relevant Agreement means an agreement (whether oral or in writing) between the Issuer and any Dealer for the sale by the Issuer and the purchase by that Dealer of any Notes and includes each Subscription Agreement.

Series means an issue of Notes made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that the Issue Date (in the case of Notes) and the Interest Commencement Date (as specified in the Pricing Supplement) may be different in respect of a different Tranche of a Series.

Specified Currency means any currency as may be agreed between the Issuer and the Dealers that satisfies the requirements of clause 1.6 ("Currencies") and, in relation to Notes, is specified in the relevant Pricing Supplement.

Subscription Agreement means an agreement between the Issuer and one or more Dealers for the issue by the Issuer, and the subscription by those Dealers, of any Notes and includes any agreement substantially in the form of schedule 2 ("Form of Subscription Agreement").

Syndicated Issue means an issue of Notes as so described in clause 3.1 ("Issue of Notes to Dealers").

Taxes means taxes, levies, imposts, charges and duties (including stamp and transaction duties) imposed by any authority together with any related interest, penalties, fines and expenses in connection with them except if imposed on, or calculated having regard to, the net income of a Dealer.

Tenor of a Note means the number of days from and including its Issue Date, but excluding, its Maturity Date.

Tranche means an issue of Notes specified as such in the relevant Pricing Supplement issued on the same Issue Date and on the same Conditions.

19.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually, but an agreement, representation or warranty by a Dealer binds the Dealer, individually only;

(d) anything (including an amount) is a reference to the whole and each part of it;

(e) a document (including this agreement) includes any variation or replacement of it;

(f) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) a directive includes a treaty, official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(h) Australian dollars or A$ is a reference to the lawful currency of Australia;

(i) a time of day is a reference to Sydney time;

(j) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(k) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(l) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

19.3 References to principal

Unless the contrary intention appears, in this agreement:

(a) any reference to "principal" is taken to include the Early Termination Amount and the Maturity Redemption Amount (both as defined in the Conditions) in respect of a Note;

(b) the principal amount of a Note issued at a discount is to be taken as at any time to equal the lesser of:

(i) its Denomination; and

(ii) if specified in the relevant Pricing Supplement, its Amortised Face Amount (as defined in the Conditions) at that time;

(c) the principal amount of a Note which is to vary by reference to a schedule or formula (where such determination has been previously made in accordance with the Conditions) is to be taken as at any time to equal its varied amount;

(d) the principal amount of a partly paid Note is to be taken to equal its paid up principal amount; and

(e) the principal amount of an instalment Note at any time is to be taken to be its Denomination less the total instalments repaid to the extent that such instalments relate to a repayment of principal.

19.4 Number

The singular includes the plural and vice versa.

19.5 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement

Schedule 1 - Conditions precedent (clause 2.1)

Conditions to first issue

- Each item must be in English (or accompanied by an English translation) and in form and substance satisfactory to the Arrangers.
- Certification is to be by an authorised signatory of the Issuer or any Authorised Officer of the Issuer that the item is true and complete as at a date no earlier than the date of this agreement.

	Item	Form
1.	The Agreement Establishing the Asian Development Bank	Certified copy
2	The Borrowing Regulation of the Issuer, dated 3 December 1992.	Certified copy
3	The Asian Development Bank Act 1966.	Certified copy
4	Specimen signatures of: (a) each Authorised Officer; and (b) each other person who is authorised to sign a Programme Document for the Issuer.	Certified copy
5	This agreement fully signed.	Original
6	The Note Deed Poll fully signed.	Certified copy
7	The Registry Services Agreement fully signed.	Certified copy
8	Evidence that the Programme has been, or will be, assigned a credit rating by a Ratings Agency.	Copy
9	A legal opinion addressed to the Issuer, the Arrangers and the Registrar from Mallesons Stephen Jaques as Australian legal adviser to the Issuer, substantially in the form agreed by the Issuer, the Arrangers and the Registrar.	Original
10	A legal opinion addressed to the Arrangers and the Registrar from in-house counsel to the Issuer, substantially in the form agreed by the Arrangers and the Registrar.	Original

Schedule 2 - Form of Subscription Agreement

Subscription Agreement

Details

Interpretation - Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and **Dealers** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	(632) 632 4120
	Telephone	(632) 632 4444
	Attention	Funding Division, Treasury Department
Dealers	Name:	[ ]
	ABN/ACN/ARBN:	[ ]
Programme Agreement	Programme Agreement dated 13 February 2006 in relation to the A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme of Asian Development Bank	
Governing law	New South Wales	
Notes to be subscribed for	[ ]	
Date of Subscription Agreement	See Signing page	

General terms

Interpretation - Definitions are at the end of this agreement before the schedules.

1 Appointment of Dealer

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints [*insert name of non-Dealer financial institution*] to act as a Dealer in respect of the Notes on the terms set out in the Programme Agreement. The Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes. Each Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealers that have arisen prior to such termination.

2 Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(i) a copy of the Programme Agreement;

(ii) copies of the Information Memorandum for the Notes; and

(iii) confirmation from the Arrangers to the Programme that the documents referred to in clause 2.1 ("Conditions to first issue") of the Programme Agreement have been received in form and substance satisfactory to them.

3 Subscription

3.1 Subscription

On [*insert date*] or any other date no later than [*insert date*] as is agreed between the Issuer and each of the Dealers (**"Issue Date"**):

(i) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

[*Include this clause if the Dealers are subscribing for Notes jointly*]

(ii) the Dealers jointly and severally agree to subscribe for the Notes specified below by paying the aggregate Purchase Price of $[*insert amount*] in immediately available funds.

[*Include this clause if each Dealer is subscribing for Notes individually*]

(iii) each Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes in immediately available funds.

Name of Dealer	Principal Amount of Notes to be	Purchase Price

	subscribed	
[*insert name of Dealer*]	[*insert*]	$[*insert*]

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("Pricing Supplement") dated [*insert date*] in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(i) the Information Memorandum for the Notes; and

(ii) the Pricing Supplement; and

(iii) any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Dealer under this agreement are individual and independent and:

(i) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations; and

(ii) no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(iii) each of them may separately enforce its rights against the others.

[*NB: amend as appropriate*]

3.5 Payment

Despite clause 3.1 ("Subscription") and clause 3.4 ("Obligations - individual and independent"), [each Dealer/ the Dealers and the Lead Manager] agree [among themselves] that settlement takes place on the following basis:

(i) [*insert name of one Dealer*] *("[x]")*] agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(ii) the Issuer agrees to issue the Notes to [x]; and

(iii) [x] agrees to deliver the Notes to [the other Dealers/Lead Manager] in the amounts specified in column 2 of the

schedule in clause 3.1 ("Subscription") against payment to [x] of an amount equal to their respective settlement amounts through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 3.5 relieves the Issuer from the obligation to sell the Notes or [the Dealers/Lead Manager] from their obligations to purchase the Notes in accordance with the other provisions of this agreement.

[x] is not responsible to any other party if the Issuer or [the Dealers/Lead Manager] do not comply with their obligations under this agreement and if a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Dealer under paragraph (iii) and [x] need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

[*NB: Clause 3.5 is only to be inserted if this is agreed before the Issue Date*]

4 Programme Agreement

For the purposes of the Programme Agreement:

(i) the Notes are Notes as defined in the Programme Agreement; and

(ii) this agreement is a Subscription Agreement; and

(iii) each Dealer is a Dealer on the terms set out in the Programme Agreement; and

(iv) [the Lead Manager/each Joint Lead Manager] accepts its appointment as [Lead Manager/Joint Lead Manager] on the terms set out in the Programme Agreement.

5 Procedures

Each Dealer acknowledges that the issue of Notes under this agreement is a [Private Issue]/[Syndicated Issue] of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to [Private Issue]/[Syndicated Issue] applies to Notes issued under this agreement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that the Dealers' obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, each Dealer may terminate this agreement and the Dealers are released from their respective obligations under it.

7 Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this agreement will be dealt with in a separate side letter to be dated the date of this agreement.

[*NB: Amend as appropriate*]

8 Selling restrictions

The Issuer and each of the Dealers agree that the selling restrictions set out in the Programme Agreement are changed for the purposes of clause 6.4 ("Change to selling restrictions") of the Programme Agreement as follows:

[*Insert modification/supplement of amended as appropriate*]

9 Notices

Clause 17 ("Notices") of the Programme Agreement applies to this agreement.

However, if the Notes are issued by way of Syndicated Issue, any communication to a Dealer must be sent to the address or fax number of the Lead Manager as set out or referred to in the Details. The Lead Manager must give a copy of any notice it receives under this clause to the Dealer.

10 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

11 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be

immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

12 Interpretation

12.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Dealer means each person so described in the Details.

Details means the section of this agreement headed "Details".

Programme Agreement means the agreement so described in the Details.

Note means the notes to be subscribed for under this agreement as set out in the Details.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

12.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

[Include execution clauses for Issuer and Dealers]

Schedule 3 - Form of Pricing Supplement

Series No.: [ ]

Tranche No.: [ ]

ASIAN DEVELOPMENT BANK
Australian Dollar Domestic
Medium Term Note Programme

Issue of

[Aggregate Principal Amount of Tranche]
[Title of Notes]

This Pricing Supplement (as referred to in the Information Memorandum dated 13 February 2006 and Deed Poll dated 13 February 2006 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	[Notes][Bonds][Instruments]
2	Issuer:	Asian Development Bank
3	Lead Manager:	[ ]
4	Dealers:	[ ]
5	Registrar	[Reserve Bank of Australia]
6	Type of Issue:	[Underwritten/Non-Underwritten/Private Placement]
7	Currency:	
	- of Denomination	A$
	- of Payment	A$
8	Aggregate principal amount of Tranche:	[ ]

9	If interchangeable with existing Series:	[ ]
10	Issue Date:	[ ]
11	Issue Price:	[ ]
12	Denomination(s):	[ ]
13	Definition of Business Day:	[ ]
14	Interest:	
(a)	If Interest bearing:	
(i)	Interest Rate:	[Specify rate (if fixed) or full determination provisions (if floating) or formula or if Calculation Agent is appointed]
(ii)	Interest Amount	[Specify if fixed rate]
(iii)	Interest Payment Dates:	[ ]
(iv)	Interest Period End Dates:	[Specify. If nothing is specified, Interest Period End Dates will correspond with Interest Payment Dates]
(v)	Applicable Business Day Convention:	[Specify. If nothing is specified, the Following Business Day Convention will apply]
-	for Interest Payment Dates:	[ ]
-	for Maturity Date:	[ ]
-	for Interest Period End Dates:	[ ]
-	any other dates:	[ ]
(vii)	Day Count Fraction:	[ ]
(viii)	Interest Commencement Date (if different from the Issue Date):	[ ]
(ix)	Minimum Interest Rate:	[ ]
(x)	Maximum Interest Rate:	[ ]
(xi)	Issue Yield:	[ ]

(b)	If non-interest bearing:	
-	Amortisation Yield:	[ ]
-	Amortisation Yield compounding method for calculation of Amortised Face Amount:	[Annual][Specify other]
15	Maturity Date:	[ ]
16	Maturity Redemption Amount:	[Specify. If nothing is specified, the Maturity Redemption Amount will correspond with the Outstanding Principal Amount]
17	Early Termination Amount:	[Specify. If nothing is specified, the Early Termination Amount will correspond with the Outstanding Principal Amount or, in the case of any Notes which are non-interest bearing, the Amortised Face Amount]
18	Listing:	[Australian Stock Exchange]
19	Any Clearing System other than Austraclear:	[Euroclear and Clearstream, Luxembourg]
20	Other Conditions:	[ ]
21	Additional Selling Restrictions:	[ ]
22	Foreign Securities Number (ISIN/Common Code):	[ ]
23	Calculation Agent:	[ ]
24	Recent Developments:	[ ]

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Date: ....

Schedule 4 - Selling restrictions (clause 6.3)

By its purchase of Notes pursuant to a Subscription Agreement, each Dealer agrees that it will observe all applicable laws and regulations in any jurisdiction in which it may offer, sell, or deliver Notes and it will not directly or indirectly offer, sell, resell, re-offer or deliver Notes or distribute the Information Memorandum, any supplement, circular, advertisement or other offering material relating to the Notes in any country or jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations.

No Dealer is authorised to make any representation or use any information in connection with the issue, offering, acceptance or sale of Notes other than as contained in the Information Memorandum. In connection with any particular issue, the relevant Issuer and the relevant Dealer or Dealers may agree different or additional selling restrictions from those set out in this schedule 4. For the time being, the following selling restrictions apply:

1 General

Each Dealer acknowledges that no action has been or will be taken in any jurisdiction by the Issuer, Dealers, Arrangers or any Lead Manager that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Each Dealer further acknowledges that it will comply with all applicable laws and regulations in any jurisdiction in which it may offer, sell or deliver Notes.

Persons into whose hands this Information Memorandum or any Pricing Supplement comes are required by the Issuer and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Notes or have in their possession or distribute such offering material, in all cases at their own expense.

2 Australia

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("ASIC"). Each Dealer represents and agrees that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(i) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); or

(ii) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act (ii) such action complies with all applicable laws, regulations and directives and (iii) such action does not require any document to be lodged with ASIC.

In addition, each Dealer agrees that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia.

3 The United Kingdom

Each Dealer represents and agrees that:

(a) *No deposit-taking*: in relation to any Notes having a maturity of less than one year:

(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; and

(ii) it has not offered or sold and will not offer or sell any Notes other than to persons:

(A) whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; or

(B) who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses,

where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 ("**FSMA**") by the Issuer.

(b) *Financial promotion*: it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) *General compliance*: it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

4 The United States of America

The Notes have not been and will not be registered under the Securities Act of 1933 ("**Securities Act**").

Terms used in the following paragraphs have the meanings given to them by Regulation S under the Securities Act.

The Notes may not be offered, sold, delivered or transferred within the United States of America, its territories or possessions or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the Securities Act.

Each Dealer represents and agrees that, except as permitted by the Programme Agreement, it will not offer, sell or deliver the Notes:

(a) as part of their distribution at any time; and

(b) otherwise until 40 days after completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the Lead Manager,

within the United States of America or to, or for the account or benefit of, U.S. Persons.

Each Dealer further represents and agrees that it will have sent to each distributor to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States of America or to, or for the account or benefit of, U.S. Persons.

In addition, until 40 days after the completion of the distribution of all Notes of the Tranche of which those Notes are a part, an offer or sale of Notes within the United States by any dealer or other distributor (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issue of indexed Notes and dual currency Notes are subject to additional U.S. selling restrictions agreed between the Issuer and the relevant Dealer or Dealers as a term of the issue and purchase of such Notes, and which are set out in the applicable Pricing Supplement. Each relevant Dealer will be required to agree that it will offer, sell or deliver those Notes only in compliance with those additional U.S. selling restrictions.

5 Hong Kong

Each Dealer represents and agrees that:

(a) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any Notes other than:

(i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (**"CO"**); or

(iii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (**"SFO"**) and any rule made under the SFO; or

(iv) in other circumstances which do not result in the document being a "prospectus" within the meaning of the CO; and

(b) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the SFO and any rules made under the SFO.

6 Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan, and accordingly each Dealer undertakes that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

7 Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer represents and agrees that

it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than:

(a) to an institutional investor under Section 274 of the Securities and Futures Act (Cap. 289) (as amended) of Singapore (**"SFA"**);

(b) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA; or

(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

8 European Economic Area

In relation to each Member State of the European Economic Area (being the countries in the European Union plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a **"Relevant Member State"**), each Dealer represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (**"Relevant Implementation Date"**) it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, all as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

9 Variation

These selling restrictions may be changed by the Issuer after consultation with the Dealers following a change in any law or directive or in its interpretation or administration by an authority or the introduction of a new law or directive. Any change will be set out in the Pricing Supplement issued in respect of the Notes to which it relates (or in another supplement to the Information Memorandum).

Schedule 5 - Form of Calculation Agency Agreement (clause 14)

Calculation Agency Agreement

Details

Interpretation - Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and **Calculation Agent** as described below or in the Programme Agreement described below..	
Issuer	Name	Asian Development Bank
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	(632) 632 4120
	Telephone	(632) 632 4444
	Attention	Funding Division, Treasury Department
Calculation Agent	Name: [ ]	
	ABN/ACN/ARBN: [ ]	
Programme Agreement	Programme Agreement dated 13 February 2006 in relation to the A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme of Asian Development Bank.	
Governing law	New South Wales	
Notes to be subscribed for	[*insert details*]	
Date of Calculation Agency Agreement	See Signing page	

Interpretation – Definitions are at the end of this agreement before the schedules.

1 Appointment of Calculation Agent

1.1 Appointment

The Issuer appoints the Calculation Agent described in the Details to act as its calculation agent in connection with the Notes.

1.2 Extent of authority and obligations

The Issuer authorises the Calculation Agent to calculate the redemption amount, and, if applicable, the amount of interest, in respect of the Notes in accordance with this agreement and the Conditions. The Calculation Agent shall ensure that any determination of the redemption amount or amount of interest in respect of the Notes shall be consistent with the corresponding amount receivable by the Issuer under the relevant swap transaction entered into in connection with the Notes as evidenced by a swap confirmation with an effective date of [ ] Reference No.: [ ].

The Calculation Agent shall carry out the obligations of a Calculation Agent as expressly set out in this agreement and in the Conditions. The Issuer acknowledges that the Calculation Agent has no obligations except those expressly set out in this agreement and the Conditions.

1.3 Acceptance of appointment

The Calculation Agent agrees to act as the agent of the Issuer in accordance with this agreement and the Conditions.

2 Conditions of appointment

2.1 Excluded roles and duties

In acting under this agreement, the Calculation Agent acts as an independent expert. The appointment as calculation agent does not mean that the Calculation Agent:

(i) is a trustee for the benefit of; or

(ii) is a partner of; or

(iii) has a fiduciary duty to, or other fiduciary relationship with,

the Issuer, a holder of Notes or any other person, except as expressly set out in this agreement.

2.2 Calculation Agent in capacity of a holder of Notes

If the Calculation Agent is also a holder of Notes, then in its capacity as a holder of Notes it:

(i) has the same rights and obligations under the Notes as the other holders of Notes; and

(ii) may exercise those rights and agrees to comply with those obligations independently from its role as Calculation Agent as if it were not the Calculation Agent.

2.3 Agent may rely on communications and opinions

The Calculation Agent may rely:

(i) on any communication or document they believe to be genuine and correct and to have been signed or sent by the appropriate person; and

(ii) as to legal, accounting, taxation or other professional matters, on opinions and statements of any legal, accounting, taxation or professional advisers used by them.

2.4 Calculations are binding

All calculations and determinations made by the Calculation Agent under this agreement are (except in the case of manifest error) binding on the Issuer, the Calculation Agent and the holders of the Notes.

2.5 No liability

The Calculation Agent is not responsible or liable to any holder of Notes in connection with the exercise by the Calculation Agent of its powers, duties or discretion in accordance with this agreement.

3 Change of Calculation Agent

3.1 Termination

The Issuer may end the appointment of a Calculation Agent by giving the Calculation Agent notice of its intention to do so, specifying the date it proposes the termination to take effect.

3.2 Resignation

The Calculation Agent may resign by giving the Issuer notice of its intention to do so, specifying the date it proposes the resignation to take effect.

3.3 When retirement or removal of Calculation Agent takes effect

The retirement or removal of the Calculation Agent takes effect only when a successor Calculation Agent has been appointed.

3.4 Permitted successors

The successor Calculation Agent may be a reputable and experienced bank or financial institution (or a Related Entity of either of them) nominated (in the

case of retirement) by the retiring Calculation Agent or (in the case of removal) by the Issuer.

3.5 Obligations of retiring and successor Calculation Agent

When a successor Calculation Agent is appointed, the retiring Calculation Agent is discharged from any further obligation under this agreement. (This discharge does not prejudice any accrued right or obligation). The new Calculation Agent and each other party to this agreement have the same rights and obligations among themselves as they would have had if the new Calculation Agent had been a party to this agreement at the date of this agreement.

3.6 Notice of retirement or removal

The Issuer agrees to notify the holder of Notes of any retirement or removal of the Calculation Agent, and the appointment of a successor Calculation Agent as soon as possible after the retirement removal, or appointment takes effect.

3.7 Calculation Agent must deliver records

On the date any retirement or removal of the Calculation Agent takes effect, the retiring or removed Calculation Agent agrees to deliver to the Issuer (or as it directs) all records maintained by it under this agreement.

4 Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to this agreement will be dealt with in a separate side letter to be dated the date of this agreement.

5 Indemnities

5.1 Indemnity by Issuer

The Issuer indemnifies the Calculation Agent against any liability or loss arising from, and any Costs incurred in connection with the Calculation Agent exercising its powers and duties under this agreement except to the extent that they are due to the fraud, wilful misconduct or negligence of the Calculation Agent or the breach by the Calculation Agent of this agreement.

The Issuer agrees to pay amounts due under this indemnity on demand from the Calculation Agent.

5.2 Indemnity by Calculation Agent

The Calculation Agent indemnifies the Issuer against any liability or loss arising from, and any Costs incurred in connection with the fraud, wilful misconduct or negligence of the Calculation Agent or the breach by the Calculation Agent of this agreement.

The Calculation Agent agrees to pay amounts due under this indemnity on demand from the Issuer.

6 Notices

The "Notices" clause of the Programme Agreement described above applies to this agreement as if it was fully set out in this agreement.

7 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

8 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

9 Interpretation

9.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Calculation Agent means the person so described in the Details.

Details means the section of this agreement headed "Details".

Programme Agreement means the agreement so described in the Details.

Notes means such Notes in respect of which the Calculation Agent is appointed.

9.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

[Include execution clauses for Issuer and Calculation Agent]

Schedule 6 - Notice of variation of Programme Limit (clause 16.1)

[Letterhead of Issuer]

[Date]

To: *[Name and address of Registrar]*

Attention: *[insert]*

Notice of variation of Programme Limit to Asian Development Bank Australian Dollar Domestic Medium Term Note Programme ("Programme") - Dealer agreement dated 13 February 2006 between the Issuer and Royal Bank of Canada, Westpac Banking Corporation ("Programme Agreement")

In accordance with clause 16.1 ("Programme Limit") of the Programme Agreement, we give notice as follows.

The Programme Limit of the Programme is to be varied from $[*insert amount*] to $[*insert amount*].

This variation is to take effect from [*insert date*].

From the date on which the variations to the Programme Limit takes effect, all references in the Programme Agreement [and the other Programme Documents] to the Programme Limit or the amount of the Programme are to be taken as references to the varied Programme Limit specified above.

The "Interpretation" clause of the Programme Agreement applies to this notice as if it was fully set out in this notice.

Yours faithfully

....

for and on behalf of
Asian Development Bank

Programme Agreement

Signing page

DATED: 13 February 2006

ISSUER

SIGNED by as authorised representative for **ASIAN DEVELOPMENT BANK** in the presence of:	)	....
	)	JUANITO LIMANDIBRATA
....	)	Assistant Treasurer
Signature of witness	)	
MAY YAP	)	
....	)	
Name of witness (block letters)	)	

ARRANGERS

SIGNED by and	)	
	)	....
as attorneys for **ROYAL BANK OF CANADA** under power of attorney dated:	)	By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
in the presence of	)	
....	)	....
Signature of witness	)	By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
....	)	
Name of witness (block letters)	)	

Programme Agreement

Signing page

DATED: 13 February 2006

ISSUER

SIGNED by
as authorised representative for
ASIAN DEVELOPMENT BANK
in the presence of

Signature of witness

Name of witness (block letters)

ARRANGERS

SIGNED by Ben Hall
and James Hammermaster
as attorneys for **ROYAL BANK OF CANADA** under power of attorney
dated: 13 feb 2006
in the presence of

Signature of witness
Richard Sheahan
Name of witness (block letters)

By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by as attorney for **WESTPAC BANKING CORPORATION** under power of attorney dated	
in the presence of:	
.... Signature of witness	.... 13-02-06 By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
PETER BROOMFIELD .... Name of witness (block letters)	

MALLESONS STEPHEN JAQUES

Supplemental Programme Agreement

A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme

Dated 20 November 2006

Asian Development Bank ("Issuer")
Royal Bank of Canada (ABN 86 076 940 880)
Westpac Banking Corporation (ABN 33 007 457 141) ("Arrangers")

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: AGF:GNH

Supplemental Programme Agreement
Contents

Supplemental Programme Agreement

Details

Interpretation – Definitions are at the end of this agreement before the schedules.

Parties	**Issuer and Arrangers**	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	(632) 632 4120
	Telephone	(632) 632 4444
	Attention	Funding Division, Treasury Department
Arranger	Name	**Royal Bank of Canada**
	ABN	86 076 940 880
	Address	Level 46 2 Park Street Sydney NSW 2000
	Fax	(612) 9264 2855
	Telephone	(612) 9033 3222
	Attention	Head of Origination
Arranger	Name	**Westpac Banking Corporation**
	ABN	33 007 457 141
	Address	Level 3 275 Kent Street Sydney NSW 2000
	Fax	(612) 8254 6920
	Telephone	(612) 8253 4564
	Attention	Head of Debt Capital Markets

Recitals	**A**	The Issuer and the Arrangers entered into a Programme Agreement dated 13 February 2006 (the "**Programme Agreement**") in respect of an A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme ("**Programme**").
	B	The Issuer has proposed and the Arrangers have agreed to amend the Programme Agreement as set out in schedule 1.
	C	Any Notes issued under the Programme on or after the date of this agreement will be issued pursuant to the Programme Agreement as amended by this agreement. This agreement does not affect any Notes issued under the Programme prior to the date of this agreement.
Dealers	Dealers may be appointed, from time to time, by the Issuer for any Tranche of Notes in accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement.	
Governing law	New South Wales, Australia	
Date of agreement	See Signing page	

Supplemental Programme Agreement

General terms

1 Amendment of Programme Agreement

The Programme Agreement is amended in the manner set out in schedule 1.

2 Governing law

2.1 Governing law

This agreement is governed by the law in force in New South Wales.

2.2 Governing law, serving documents and agent for service of process

Clauses 18.16, 18.17 and 18.18 of the Programme Agreement apply to this agreement.

3 Counterparts

This agreement may consist of a number of counterparts and the counterparts taken together constitute one and the same instrument.

4 Interpretation

4.1 Definitions

Capitalised terms which are not defined in this agreement have the meaning given to them in the Programme Agreement.

4.2 Interpretation

Clause 19 of the Programme Agreement applies to this agreement.

4.3 Effective date

Clause 1 takes effect on the date of this agreement.

4.4 Requirements for Consents

Each party by its execution of this agreement acknowledges and agrees that any consent, agreement, notice, waiver or other approval otherwise required to be given or made by it under the Programme Agreement or any other document as a condition to the execution of this agreement or the effectiveness of the amendments set out in clause 1 is given or made (as the case may be).

EXECUTED as an agreement.

Schedule 1 Amendments to Programme Agreement

The Programme Agreement is amended as follows.

1 All references to the "Programme Agreement" or to the "Programme Agreement dated 13 February 2006" are to be read as references to the "Programme Agreement dated 13 February 2006 between Asian Development Bank, Royal Bank of Canada and Westpac Banking Corporation, as supplemented by the Supplemental Programme Agreement dated 20 November 2006" as the context requires.

2 All references to the "Information Memorandum dated 13 February 2006" are to be read as references to the "Information Memorandum dated 20 November 2006".

3 After clause 2.1, the following paragraph shall be added "The Conditions precedent referred to in this clause 2.1 have been satisfied".

4 The text in Schedule 4 shall be deleted and replaced with the following:

"By its purchase of Notes pursuant to a Subscription Agreement, each Dealer agrees that it will observe all applicable laws and regulations in any jurisdiction in which it may offer, sell, or deliver Notes and it will not directly or indirectly offer, sell, resell, re-offer or deliver Notes or distribute the Information Memorandum, any supplement, circular, advertisement or other offering material relating to the Notes in any country or jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations.

No Dealer is authorised to make any representation or use any information in connection with the issue, offering, acceptance or sale of Notes other than as contained in the Information Memorandum. In connection with any particular issue, the relevant Issuer and the relevant Dealer or Dealers may agree different or additional selling restrictions from those set out in this schedule 4. For the time being, the following selling restrictions apply:

1 General

Each Dealer acknowledges that no action has been or will be taken in any jurisdiction by the Issuer, Dealers, Arrangers or any Lead Manager that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Each Dealer further acknowledges that it will comply with all applicable laws and regulations in any jurisdiction in which it may offer, sell or deliver Notes.

Persons into whose hands this Information Memorandum or any Pricing Supplement comes are required by the Issuer and the Dealers to comply with

all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Notes or have in their possession or distribute such offering material, in all cases at their own expense.

2 Australia

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer represents and agrees that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act (ii) such action complies with all applicable laws, regulations and directives and (iii) such action does not require any document to be lodged with ASIC.

In addition, each Dealer agrees that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia.

3 The United Kingdom

Each Dealer represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

4 The United States of America

The Notes have not been and will not be registered under the Securities Act of 1933 ("**Securities Act**").

Terms used in the following paragraphs have the meanings given to them by Regulation S under the Securities Act.

The Notes may not be offered, sold, delivered or transferred within the United States of America, its territories or possessions or to, or for the

account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the Securities Act.

Each Dealer represents and agrees that, except as permitted by the Programme Agreement, it will not offer, sell or deliver the Notes:

(a) as part of their distribution at any time; and

(b) otherwise until 40 days after completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the Lead Manager,

within the United States of America or to, or for the account or benefit of, U.S. Persons.

Each Dealer further represents and agrees that it will have sent to each distributor to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States of America or to, or for the account or benefit of, U.S. Persons.

In addition, until 40 days after the completion of the distribution of all Notes of the Tranche of which those Notes are a part, an offer or sale of Notes within the United States by any dealer or other distributor (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issue of indexed Notes and dual currency Notes are subject to additional U.S. selling restrictions agreed between the Issuer and the relevant Dealer or Dealers as a term of the issue and purchase of such Notes, and which are set out in the applicable Pricing Supplement. Each relevant Dealer will be required to agree that it will offer, sell or deliver those Notes only in compliance with those additional U.S. selling restrictions.

5 Hong Kong

In relation to any Notes, each Dealer represents, warrants and agrees that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to professional investors as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of the issues and will not issue or have in its possession for the purpose of issue whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed by or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in

the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

6 Japan

The Notes will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**"). Accordingly, each Dealer represents, warrants and agrees that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of a resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

7 Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore ("**MAS**"). As ADB is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the Securities and Futures Act, Chapter 289 of Singapore ("**SFA**"), Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

8 Variation

These selling restrictions may be changed by the Issuer after consultation with the Dealers following a change in any law or directive or in its interpretation or administration by an authority or the introduction of a new law or directive. Any change will be set out in the Pricing Supplement issued in respect of the Notes to which it relates (or in another supplement to the Information Memorandum)."

Supplemental Programme Agreement

Signing page

DATED: 20 November 2006

ISSUER

SIGNED by as authorised representative for **ASIAN DEVELOPMENT BANK** in the presence of: .... Signature of witness MAY YAP .... Name of witness (block letters)	.... YONG CHENG Assistant Treasurer

ARRANGERS

SIGNED by and as attorneys for **ROYAL BANK OF CANADA** under power of attorney dated: in the presence of .... Signature of witness .... Name of witness (block letters)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney .... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Supplemental Programme Agreement

Signing page

DATED: 20 November 2006

ISSUER

SIGNED by as authorised representative for **ASIAN DEVELOPMENT BANK** in the presence of: .... Signature of witness .... Name of witness (block letters)	....

ARRANGERS

SIGNED by NIKOLAUS ROMANO and JAMES HAMMERMASTER as attorneys for **ROYAL BANK OF CANADA** under power of attorney dated: 20 November 2006 in the presence of .... Signature of witness Jack Jee Lam Ang .... Name of witness (block letters)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney .... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by
as attorney for **WESTPAC BANKING CORPORATION** under power of attorney dated

in the presence of:

[signature]

....
Signature of witness

R.B.B. McCORMACK
....
Name of witness (block letters)

[signature]

PETER BROOMFIELD

[signature]

SAMANTHA RIDLER
....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

MALLESONS STEPHEN JAQUES

Subscription Agreement

Dated 17 March 2008

In relation to the
A$300,000,000 7.125% Notes due 19 March 2013

Asian Development Bank ("Issuer")

Royal Bank of Canada ("Dealer")

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: AGF:GNH

Subscription Agreement

Details

Interpretation - Definitions are at the end of this agreement.

Parties	**Issuer** and **Dealer** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	(632) 632 4120
	Telephone	(632) 632 4444
	Attention	Funding Division, Treasury Department
Dealer	Name:	Royal Bank of Canada
	ABN:	86 076 940 880
Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006) in relation to the A$5,000,000,000 Australian Dollar Domestic Medium Term Note Programme of Asian Development Bank.	
Governing law	New South Wales	
Notes to be subscribed for	A$300,000,000 7.125% Notes due 19 March 2013	
Date of Subscription Agreement	17 March 2008	

General terms

Interpretation - Definitions are at the end of this agreement.

1 Appointment of Dealer

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints Royal Bank of Canada to act as a Dealer in respect of the Notes on the terms set out in the Programme Agreement. The Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes. The Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealer that have arisen prior to such termination.

2 Acknowledgments by Dealer

The Dealer acknowledges that it has received:

(i) a copy of the Programme Agreement;

(ii) copies of the Information Memorandum for the Notes; and

(iii) the documents referred to in clause 2.1 ("Conditions to first issue") of the Programme Agreement in form and substance satisfactory to them.

3 Subscription

3.1 Subscription

On 19 March 2008 or any other date as is agreed between the Issuer and the Dealer (**"Issue Date"**):

(i) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

(ii) the Dealer agrees to subscribe for the Notes by paying the aggregate Purchase Price of A$297,771,000 (net of fees) for those Notes in immediately available funds to the account nominated by the Issuer in the manner agreed between them.

If the Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to the Dealer and the Dealer need not pay the Issuer the aggregate Purchase Price for the Notes.

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement (**"Pricing Supplement"**) dated 17 March 2008 in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises the Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(i) the Information Memorandum for the Notes; and

(ii) the Pricing Supplement; and

(iii) any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and the Dealer under this agreement are individual and independent and:

(i) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations; and

(ii) no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(iii) each of them may separately enforce its rights against the others.

4 Programme Agreement

For the purposes of the Programme Agreement:

(i) the Notes are Notes as defined in the Programme Agreement; and

(ii) this agreement is a Subscription Agreement; and

(iii) the Dealer is a Dealer on the terms set out in the Programme Agreement.

5 Procedures

The Dealer acknowledges (i) that the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to Syndicated Issues applies to Notes issued under this agreement and (ii) that the selling restrictions set out in Schedule 4 of the Programme Agreement are amended as set out in the Pricing Supplement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that the Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, the Dealer may terminate this agreement and the Dealer is released from their respective obligations under it.

7 Fees

The Issuer agrees to pay to the Dealer on the Issue Date a dealer fee of 0.124 per cent of the aggregate principal amount of the Notes (being A$372,000). The Issuer shall pay such fee by accepting the deduction of such fee from the aggregate Purchase Price for the Notes. The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 6.2 ("Termination").

8 Costs

Unless otherwise agreed, each party agrees to pay its own Costs in connection with the negotiation, preparation and execution of this agreement.

9 Notices

Clause 17 ("Notices") of the Programme Agreement applies to this agreement.

10 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

11 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

12 Interpretation

12.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Dealer means the person so described in the Details.

Details means the section of this agreement headed "Details".

Programme Agreement means the agreement so described in the Details.

Note means the notes to be subscribed for under this agreement as set out in the Details.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 2.1 ("Subscription").

12.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

SIGNED by Michael T. Jordan

ASIAN DEVELOPMENT BANK

....
Michael T. Jordan
Assistant Treasurer

SIGNED by and as attorneys for **ROYAL BANK OF CANADA** under power of attorney dated in the presence of: .... Signature of witness .... Name of witness (block letters) .... Address of witness .... Occupation of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney .... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by Michael T. Jordan

ASIAN DEVELOPMENT BANK

....
Michael T. Jordan
Assistant Treasurer

SIGNED by and as attorneys for **ROYAL BANK OF CANADA** under power of attorney dated in the presence of:	)	
.... Signature of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
MICHAEL LEVENSTON Name of witness (block letters)	)	
2 PARK ST. SYDNEY Address of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
ANALYST Occupation of witness	)	

17 March 2008

ROYAL BANK OF CANADA

and

Enrico Massi

and

William Painter

POWER OF ATTORNEY

RBC Financial Group

BY THIS POWER OF ATTORNEY the corporation described in schedule 1 (the "**Grantor**") appoints any two persons of the described in schedule 2 (each an "**Attorney**") jointly as the Grantor's attorneys, on behalf of the Grantor, and in the name of the Grantor to do any one or more of the following:

(a) execute under hand or under seal and deliver (conditionally or unconditionally) in a place specified in schedule 3, any of the documents described in schedule 4 (each a "**Document**");

(b) complete any blanks which may be left in a Document;

(c) make any amendments or additions to a Document as the Attorneys may approve, the approval to be evidenced conclusively in each case by the Attorneys' execution of the Document;

(d) do anything which, in the opinion of the Attorneys, ought to be done to perfect any Document or bring it into effect including, without limitation, signing any notice or ancillary instrument; and

(e) execute under hand or under seal and deliver (conditionally or unconditionally) any document supplemental to or varying a Document.

AND THE GRANTOR DECLARES THAT:

1. The rights and powers given to an Attorney under this Power of Attorney remain in full force and effect until one month after the date hereof unless earlier revoked by written notice from the Grantor to that Attorney.

2. The Grantor ratifies and confirms whatever an Attorney does or causes to be done under this Power of Attorney.

3. The Grantor indemnifies each Attorney against all claims, damages, losses and expenses suffered or incurred as a result of anything done under this Power of Attorney.

4. Upon execution of this Power of Attorney, the Grantor shall stamp it and register it as required by any applicable law. If the Grantor fails to do so, it authorises any person or corporation who is a party to a Document, to do so on its behalf. The Grantor shall pay all reasonable costs associated with the stamping and registration within a reasonable time after payment is demanded by the relevant person or corporation.

SCHEDULES

1. **THE GRANTOR**

   ROYAL BANK OF CANADA, 1 Place Ville Marie, Montreal, Quebec, Canada H3C 3A9.

2. **THE ATTORNEY**

   (a) Enrico Massi and

   (b) William Painter

3. **PLACE IN WHICH DOCUMENTS ARE TO BE EXECUTED**

   New South Wales or any other place which the Attorney chooses.

4. **DOCUMENTS TO BE EXECUTED**

   (1) ADB A$ 300 million 7.125 per cent Medium Term Notes due 19 March 2013 Subscription Agreement

EXECUTED as a deed on 17 March 2008.

Signed for and on behalf of ROYAL BANK OF CANADA by Enrico Massi

....
Enrico Massi

....
Witnessed by:

Michael Levenston
Name (printed):
MICHAEL LEVENSTON

....
William Painter

SIGNED by Michael T. Jordan

ASIAN DEVELOPMENT BANK

....
Michael T. Jordan
Assistant Treasurer

SIGNED by and as attorneys for **ROYAL BANK OF CANADA** under power of attorney dated in the presence of:	)	
.... Signature of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
MICHAEL LEVENSTON Name of witness (block letters)	)	
2 PARK ST SYDNEY Address of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
ANALYST Occupation of witness	)	

9348834_2

SIGNED by Michael T. Jordan

ASIAN DEVELOPMENT BANK

....
Michael T. Jordan
Assistant Treasurer

SIGNED by and as attorneys for **ROYAL BANK OF CANADA** under power of attorney dated in the presence of:	)	
.... Signature of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
MICHAEL LEVENSTON Name of witness (block letters)	)	
2 PARK ST SYDNEY Address of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
ANALYST Occupation of witness	)	

Series No.: AUD 003-00-1

Tranche No.: 1

ADB

ASIAN DEVELOPMENT BANK
Australian Dollar Domestic
Medium Term Note Programme

Issue of

A$300,000,000 7.125% Notes due 19 March 2013

This Pricing Supplement (as referred to in the Information Memorandum dated 20 November 2006 ("**Information Memorandum**") and the Deed Poll dated 13 February 2006 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	Notes
2	Issuer:	Asian Development Bank
3	Lead Manager:	Royal Bank of Canada (ABN 86 076 940 880)
4	Registrar:	Reserve Bank of Australia
5	Type of Issue:	Underwritten
6	Currency:	
	- of Denomination	A$
	- of Payment	A$
7	Aggregate principal amount of Tranche:	A$300,000,000
8	If interchangeable with existing Series:	Not applicable
9	Issue Date:	19 March 2008
10	Issue Price:	99.381% of the Aggregate principal amount of the Tranche

11	Denomination:	A$1,000, subject to the requirement that the amount payable by each person who subscribes for Notes must be at least A$500,000.
12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.
13	Interest:	

(a)	If Interest bearing:	
(i)	Interest Rate:	7.125% per annum paid semi-annually in arrear.
(ii)	Interest Amount	A$35.625 per Note of A$1,000 denomination, payable on a semi-annual basis.
(iii)	Interest Payment Dates:	19 March and 19 September of each year, commencing on 19 September 2008 and ending on the Maturity Date.
(iv)	Interest Period End Dates:	19 March and 19 September of each year, commencing on 19 September 2008 and ending on the Maturity Date, subject to no adjustment.
(v)	Applicable Business Day Convention:	Following
-	for Interest Payment Dates:	As above
-	for Maturity Date:	As above
-	for Interest Period End Dates:	Not applicable
-	any other dates:	As above
(vi)	Day Count Fraction:	RBA Bond Basis
(vii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
(viii)	Minimum Interest Rate:	Not applicable
(ix)	Maximum Interest Rate:	Not applicable
(x)	Issue Yield:	7.275% (semi-annual compounding)

(b)	If non-interest bearing:	
-	Amortisation Yield:	Not applicable
-	Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable
14	Maturity Date:	19 March 2013
15	Maturity Redemption Amount:	Outstanding Principal Amount
16	Early Termination Amount:	Outstanding Principal Amount
17	Listing:	Australian Stock Exchange
18	Any Clearing System other than Austraclear:	Euroclear and Clearstream, Luxembourg

If accepted for admission to the respective system, interests in the Notes may be held through Euroclear Bank S.A./N.V. as operator of the Euroclear System (**"Euroclear"**) or through Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**). In these circumstances, entitlements in respect of holdings of interests in the Notes in Euroclear would be held in Austraclear System by a nominee of Euroclear (currently Westpac Custodian Nominees Limited) while entitlements in respect of holdings of interests in the Notes in Clearstream, Luxembourg would be held in the Austraclear System by a nominee of Clearstream, Luxembourg (currently ANZ Nominees Limited).

The rights of a holder of interests in the Notes held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the Austraclear System.

In addition any transfer of interests in the Notes, which are held through Euroclear or Clearstream, Luxembourg will, to the extent such transfer will be recorded on the Austraclear System, be subject to the Corporations Act 2001 of Australia and the requirements for minimum consideration

set out in the Conditions of the Notes.

The Issuer will not be responsible for the operation of the clearing arrangements, which is a matter for the clearing institutions, their nominees, their participants and the investors.

19	Other Conditions:	Not applicable
20	Additional Selling Restrictions:	The selling restrictions relating to Australia, Japan, Hong Kong and the United States contained in the section in the Information Memorandum entitled "Selling Restrictions" will be deleted and replaced with the selling restrictions set out in Schedule 1 to this Pricing Supplement.
21	ISIN Code:	AU0000ATBHD8
22	Calculation Agent:	Not applicable
23	Recent Developments:	On 7 May 2007, the Issuer's Board of Governors approved the following with respect to its 2006 ordinary capital resources net income:

(a) U.S.$138.5 million, representing the FAS133 adjustment as of 31 December 2006, be added to the net income from the cumulative revaluation adjustments account;

(b) U.S.$52.0 million, representing the adjustment to the loan loss reserve as of 31 December 2006, be added to the loan loss reserve;

(c) U.S.$286.2 million be allocated to ordinary reserve;

(d) U.S.$286.2 million be allocated to surplus;

(e) U.S.$40.0 million be allocated to the Asian Development Fund; and

(f) U.S.$40.0 million be allocated to the Regional Cooperation and Integration Fund.

On 7 December 2007, the Issuer's Board of Directors approved the following for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees that are negotiated on or after 1 October 2007:

		(a)	to provide a credit of 0.40 per cent. for the duration of the loan, to result in a contractual spread of 0.20 per cent.;
		(b)	to reduce the commitment charge to 0.15 per cent. for both project and program loans; and
		(c)	to eliminate front end fees.
24	U.S. Taxation:	U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement.	

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Name: Michael T. Jordan
Title: Assistant Treasurer

Date: 17 March 2008

9348758_4

Schedule 1 - Selling Restrictions

Australia

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Programme or the Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). The Dealer has represented and agreed that, in connection with the distribution of the Notes it:

(a) has not (directly or indirectly) offered or invited, and will not offer or invite, applications for the issue, sale or purchase of the Notes in, to or from Australia (including an offer or invitation which is received by a person in Australia); or

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i) the consideration payable by each offeree is at least A$500,000 (or the equivalent in another currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act; and

(ii) such action complies with all applicable laws, regulations and directives; and

(iii) such action does not require any document to be lodged with ASIC.

In addition, the Dealer has agreed that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be for a consideration of at least A$500,000. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan ("**FIEL**"). The Dealer has represented and agreed that it has not offered, sold, delivered or transferred and will not offer, sell, deliver or transfer any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used here means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering, resale, delivery or transfer, directly or indirectly, in Japan or to a resident of Japan , except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and ministerial guidelines of Japan.

Hong Kong

The Dealer has represented and agreed that:

(a) it has not issued, or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any

advertisement, invitation, prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571), as amended, of Hong Kong ("**SFO**") and any rules made under the SFO; and

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" within the meaning of the SFO; or (ii) in circumstances which do not result in the document being a "prospectus" within the meaning in the Companies Ordinance (Cap. 32), as amended, of Hong Kong ("**CO**") or which do not constitute an offer within the meaning of the CO.

United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

Schedule 2 - U.S. Taxation

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "**IRS**") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "**United States holder**"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the Notes as part of the initial offering of the Notes at their issue price and who will hold Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, or persons that have a "functional currency" other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the Notes should consult its own tax advisers.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of U.S. federal alternative minimum, estate and gift tax laws, U.S. state, local, foreign or other tax laws.

Payments of Interest

Payments of interest on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election, at the spot

rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder. The cost of such Note to a United States holder will be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. A cash basis United States holder (and, if it so elects, an accrual basis United States holder) will determine the U.S. dollar value of the cost of such Note by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such Note. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the Note is disposed of or retired.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Non-U.S. Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by the Asian Development Bank ("**ADB**") is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company

carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.

END